                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-125866



                                 PROTALEX, INC.

                               3,513,909 SHARES OF

                                  COMMON STOCK

        This prospectus is part of a registration statement of Protalex, Inc. filed with the Securities and Exchange Commission. This prospectus relates to the resale by selling stockholders of up to 2,593,788 shares of our common stock, of which 19,393,221 shares are currently outstanding and 920,121 shares are issuable upon exercise of warrants granted to these selling stockholders. We will not receive any proceeds from the sale of the shares by these selling stockholders. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

        Our common stock is listed on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol "PRTX.OB." The last reported sales price per share of our common stock, as reported by the OTCBB on June 15, 2005, was $2.20.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is July 15, 2005.

        WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER AND MAY NOT BE CURRENT AS OF ANY SUBSEQUENT DATE.

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----

NOTICE ABOUT FORWARD-LOOKING STATEMENTS.....................................................      1
PROSPECTUS SUMMARY..........................................................................      2
RISK FACTORS................................................................................      4
PREVIOUS FINANCINGS.........................................................................     12
USE OF PROCEEDS.............................................................................     13
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....................................     13
DIVIDEND POLICY.............................................................................     13
BUSINESS....................................................................................     14
LEGAL PROCEEDINGS...........................................................................     20
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...................................     20
MANAGEMENT..................................................................................     23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................     28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................     28
DESCRIPTION OF SECURITIES...................................................................     31
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..............................................     31
PLAN OF DISTRIBUTION........................................................................     31
SELLING STOCKHOLDERS........................................................................     32
LEGAL MATTERS...............................................................................     36
EXPERTS                                                                                          36
AVAILABLE INFORMATION.......................................................................     36
INDEX TO FINANCIAL STATEMENTS...............................................................    F-1


This prospectus contains trademarks and service marks of other companies that are the property of their respective owners.

                     NOTICE ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "future," "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans" and "proposes" and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward looking statements include, without limitation:

        - statements about our product development and commercialization goals and expectations;

        -   potential market opportunities;

        - our plans for and anticipated results of our clinical development activities;

        -   the potential advantage of our product candidates;

        - statements about our future capital requirements, the sufficiency of our capital resources to meet those requirements and the expected composition of our capital resources; and

        -   other statements that are not historical facts.

        Forward-looking statements are based on the judgment of management at the time the statements are made. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements. These include, among others, the cautionary statements in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections of this prospectus. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections, and other sections of this prospectus.

        You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statement to reflect new information, events or circumstances, whether anticipated or unanticipated, or to conform the statement to actual results or changes in our expectations.

                               PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements. Unless otherwise indicated or required by the context, as used in this prospectus, the terms "we," "our," "us" and "the Company" refer to Protalex, Inc.

OUR COMPANY

        We are a development stage company engaged in developing a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases. Autoimmune diseases occur when the body's immune system attacks itself. We are creating a class of human pharmaceuticals from organic molecules to regulate the immune system with persisting effects. Our initial autoimmune disease target is Pemphigus, followed by Rheumatoid Arthritis, which we refer to throughout this prospectus as RA. We plan to bring to market our lead product, PRTX-100, a drug designed to combat the effects of Pemphigus, RA and, potentially, other autoimmune diseases. We have completed pre-clinical studies on PRTX-100 and have filed an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration (FDA) on March 4, 2005. On March 31, 2005, the FDA placed us on clinical hold pending additional product characterization. If our IND application is approved, we will begin human clinical trials of PRTX-100.

        Our predecessor corporation was incorporated on April 23, 1958, as "Ideal Homes, Inc.," which changed its name to "Enerdyne Corporation" and became a public company. We acquired Enerdyne through a reverse merger in November 1999. Since that time, our focus has been on the development of autoimmune drugs, as discussed above. Our corporate headquarters is located at 145 Union Square Drive, New Hope, Pennsylvania 18938, and our telephone number is (215) 862-9720.

        Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to develop a successful product through the issuance of additional debt or equity. As of February 28, 2005, our cumulative net loss was $10,727,755. We currently do not have a product in the market, and we need to obtain additional financing and develop an approved drug to sustain our existence. We estimate it will require approximately $43,000,000 to develop PRTX-100.

        In September 2003 and May 2005, we raised $12,657,599 and $5,057,885, respectively, through private placements of our common stock and warrants to various institutional and other accredited investors. This capital has been used to continue our operations from September 2003 to the present. If our IND application is approved, we anticipate that we will need to raise additional capital before the end of calendar year 2006 to fund the ongoing FDA approval process for PRTX-100 and development of other compounds. The additional capital that would be required for us to continue our operations is discussed in the risk factor entitled "If we cannot raise additional capital on acceptable terms, we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates" on page 5 of this prospectus. Details of our liquidity and capital resources are also discussed in "Management's Discussion and Analysis or Plan of Operation" on page 20.

RECENT DEVELOPMENTS

        On March 4, 2005, the Company filed an IND with the FDA for Phase 1 human clinical trials of PRTX-100 for RA.

        On March 31, 2005, the FDA verbally disclosed to the Company that it has placed the Company's IND on clinical hold effective March 31, 2005, pending additional product characterization.

        On May 25, 2005, we raised $5,057,885 through the sale of 2,593,788 shares of our common stock at $1.95 per share, with warrants to purchase an additional 786,788 shares of our common stock, at an exercise price of $2.25 per shares. The warrants expire on May 25, 2010.

THE OFFERING

Common stock offered by selling                         2,593,788 shares.
stockholders (including shares underlying warrants)

Common stock to be outstanding after the offering       23,562,937 shares (1).

Use of proceeds                                         We will not receive proceeds from the
                                                        resale of shares by the selling stockholders. If
                                                        all warrants issued in May 2005 held by the
                                                        selling stockholders are exercised, our proceeds
                                                        from the exercise of those warrants would be
                                                        approximately $2.07 million.

Over-the-Counter Bulletin Board symbol                  PRTX.OB

(1) Based on 19,393,221 shares of common stock outstanding as of June 16, 2005, 4,169,716 shares issuable upon exercise of warrants relating to financing transactions in September 2001, September 2003 and May 2005 but excludes:
     (i) up to 3,276,255 shares of common stock issuable upon exercise of employee and director stock options.

                                  RISK FACTORS

        This investment involves a high degree of risk. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF SIGNIFICANT LOSSES, AND WE MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

        We are focused on product development and have not generated any revenues to date. We have incurred operating losses each year of our operations and we expect to continue to incur operating losses for the next several years. We may never become profitable. The process of developing our products requires significant clinical development and laboratory testing and clinical trials, as well as regulatory approvals. In addition, commercialization of our targeted Pemphigus and RA products will require the establishment of sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect our research and development and general and administrative expenses will increase over the next several years and, as a result, we expect our losses will increase. As of February 28, 2005, our cumulative net loss was $10,727,755. Our net loss was $2,989,364 for the fiscal year ended May 31, 2004 and $3,987,984 for the subsequent nine months of fiscal 2005. Our continued operational loss may lower the value of our common stock and may jeopardize our ability to continue our operations.

IF WE FAIL TO OBTAIN REGULATORY APPROVALS FOR PRTX-100 OR ANY OTHER DRUG WE DEVELOP, WE WILL NOT BE ABLE TO GENERATE REVENUES FROM THE COMMERCIALIZATION OR SALE OF THOSE DRUGS.

        We must receive regulatory approval of each of our drugs before we can commercialize or sell that product. The pre-clinical laboratory testing, formulation development, manufacturing and clinical trials of any product we develop, as well as the distribution and marketing of these products, are regulated by numerous federal, state and local governmental authorities in the United States, principally the FDA, and by similar agencies in other countries. The development and regulatory approval process takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and will thus delay our receipt of revenues, if any, from PRTX-100 or any other drug we develop. We cannot assure you that our clinical trials will demonstrate the safety and efficacy of PRTX-100 or any other drug we develop or will result in a marketable product.

        No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. We therefore cannot assure you that the results from our pre-clinical trials for PRTX-100 or any other drug we develop will be predictive of results obtained in future clinical trials. Further, data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We cannot assure you that our trials will establish the safety and efficacy of PRTX-100 or any other drug we develop sufficiently for us to obtain regulatory approval.

IF WE ARE UNABLE TO ENROLL ENOUGH PATIENTS TO COMPLETE OUR CLINICAL TRIALS, REGULATORY AGENCIES MAY DELAY THEIR REVIEW OF OR REJECT OUR APPLICATIONS, WHICH MAY RESULT IN INCREASED COSTS AND HARM OUR ABILITY TO DEVELOP PRODUCTS.

        Regulatory agencies may delay reviewing our applications for approval, or may reject them, based on our inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a harmful effect on our ability to develop products. We may also encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval of a particular compound. We also may encounter delays if we are unable to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. In addition, we rely on a number of third-parties, such as clinical research organizations, to help support the clinical trials by performing independent clinical monitoring, data acquisition and data evaluations. Any failure on the part of these third-parties could delay the regulatory approval process.

OUR PRODUCTS, IF APPROVED, MAY FAIL TO ACHIEVE MARKET ACCEPTANCE.

        There can be no assurance that any products we successfully develop, if approved for marketing, will achieve market acceptance or generate significant revenues. We intend for our products, including PRTX-100, to replace or alter existing therapies or procedures, and hospitals, physicians or patients may conclude that these products are less safe or effective or otherwise less attractive than existing therapies or procedures. If our products do not receive market acceptance for any reason, it would adversely affect our business, financial condition and results of operations.

        Further, our competitors may develop new technologies or products that are more effective or less costly, or that seem more cost-effective, than our products. We can give no assurance that hospitals, physicians, patients or the medical community in general will accept and use any products that we may develop.

IF WE CANNOT RAISE ADDITIONAL CAPITAL ON ACCEPTABLE TERMS, WE WILL BE UNABLE TO COMPLETE PLANNED CLINICAL TRIALS, OBTAIN REGULATORY APPROVALS OR COMMERCIALIZE OUR PRODUCT CANDIDATES.

        We will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. Our future capital requirements will depend on many factors, including:

        - the progress of pre-clinical development and laboratory testing and clinical trials;

        -   time and costs involved in obtaining regulatory approvals;

        -   the number of products we pursue;

        - costs in filing and prosecuting patent applications and enforcing or defending patent claims; and

        - the establishment of selected strategic alliances and activities required for product commercialization.

        In order to raise additional capital, we would seek funding through private or public sales of our securities. This funding may significantly dilute existing stockholders and, if we are able to obtain this funding from one or more strategic partners, they may limit our rights to our technology. No assurance can be given that we will be able to obtain additional financing on favorable terms, if at all. Were we unable to file our IND application or otherwise advance in the FDA approval process, our ability to sustain our operations would be significantly jeopardized.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY OR TO OPERATE PROFITABLY.

        Our commercial success depends, in large part, on our ability to obtain and maintain intellectual property protection for our technology covering our product candidates. Our ability to do so will depend on, among other things, complex legal and factual questions, and it should be noted that the standards regarding intellectual property rights in our industry are still evolving. We will be able to protect our proprietary rights from unauthorized use by third-parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        We have tried to protect our proprietary position by filing a U.S. patent application related to PRTX-100. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own may not provide any protection against competitors. Our pending patent application or those we may file in the future may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed.

        We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent was to be disclosed to or independently developed by a competitor, our business and financial condition could be harmed.

IF OTHER COMPANIES CLAIM THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY, WE MAY INCUR LIABILITY FOR DAMAGES OR BE FORCED TO STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

        Competitors and other third-parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. These lawsuits can be expensive and would consume time and other resources even if unsuccessful or brought without merit. Our competitors may have sought or may seek patents that cover aspects of our technology.

        We are aware that a third-party has a pending patent application for technologies generally related to ours, and more patents for similar technologies may be filed in the future. These patent applications may remain confidential after filing. Due to these factors and the inherent uncertainty in the results from patent searches we conduct to determine whether our products may infringe third-parties' patents, we may unknowingly violate third-party patent rights.

        The owners or licensees of these and other patents may file one or more infringement actions against us. Any such infringement action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determines, or if we independently discover, that any of our products or manufacturing processes violates third-party proprietary rights, we might not be able to reengineer the product or processes to avoid those rights, or obtain a license under those rights on commercially reasonable terms, if at all.

WE MAY BECOME INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS THAT WOULD BE EXPENSIVE AND TIME CONSUMING.

        In order to protect or enforce our patent rights, we may initiate patent litigation against third-parties. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put our patent application at risk of not issuing.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could negatively affect our business and financial results.

IF THIRD-PARTY MANUFACTURERS OF OUR PRODUCTS FAIL TO DEVOTE SUFFICIENT TIME AND RESOURCES TO OUR CONCERNS, OR IF THEIR PERFORMANCE IS SUBSTANDARD, OUR CLINICAL TRIALS AND PRODUCT INTRODUCTIONS MAY BE DELAYED AND OUR COSTS MAY RISE.

        We have relied on, and intend to rely in the future, in part, on third-party contract manufacturers to supply, store and distribute PRTX-100 and other potential products. Any products we develop may be in competition with other product candidates and products for access to these facilities. Thus, we may not be successful in contracting with third-party manufacturers, or they may not be able to manufacture these candidates and products in a cost-effective or timely manner. Additionally, our reliance on third-party manufacturers exposes us to the following risks, any of which could delay or prevent the completion of
(x) our clinical trials, (y) the approval of our products by the FDA or (z) the commercialization of our products, resulting in higher costs or depriving us of potential product revenues:

        - Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. Their failure to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products. Additionally, failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

        - It may be difficult or impossible for us to find replacement manufacturers quickly on acceptable terms, or at all. For example, we have initially relied on a single contract manufacturer, Eurogentec S.A., to produce PRTX-100. Changing this manufacturer, or changing the manufacturer for any other products we develop, may be difficult. The number of potential manufacturers is limited, and changing manufacturers may require confirmation of the analytical methods of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such confirmation of the analytical methods may be costly and time-consuming.

        - Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

        Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency, and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers' compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

        Eurogentec S.A. has produced and is storing sufficient inventory of PRTX-100 to conduct our Phase I and Phase II clinical trials. If these inventories are lost or damaged, or if Eurogentec cannot produce additional inventory to complete the remaining phases of clinical trials, the clinical development of our product candidate or its submission for regulatory approval could be delayed, and our ability to commercialize this product could be impaired or precluded.

WE MAY NOT BE ABLE TO MANUFACTURE OUR PRODUCTS IN COMMERCIAL QUANTITIES, WHICH WOULD PREVENT US FROM MARKETING OUR PRODUCTS.

        To date, PRTX-100 has been manufactured in enough quantities to conduct our Phase I and Phase II clinical trials. If this product were approved by the FDA for commercial sale, we would need to manufacture it in larger quantities. We have no manufacturing facilities at this time, and we have no experience in the commercial manufacturing of drugs and limited experience in designing drug manufacturing equipment. Thus, we would need to either develop the capability of manufacturing on a commercial scale or engage third-party manufacturers with this capability. Significant scale-up of manufacturing may require certain additional validation studies, which the FDA must review and approve. Moreover, contract manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance, as well as shortages of qualified personnel. For these reasons, a third-party manufacturer might not be able to manufacture sufficient quantities of PRTX-100 to allow us to commercialize it. If we are unable to increase the manufacturing capacity for PRTX-100, or any other product we may develop, we may experience delays in or shortages in supply when launching them commercially.

WE HAVE NO EXPERIENCE SELLING, MARKETING OR DISTRIBUTING OUR PRODUCTS AND NO INTERNAL CAPABILITY TO DO SO.

        If we receive regulatory approval to commence commercial sales of PRTX-100, we will face competition with respect to commercial sales, marketing and distribution. These are areas in which we have limited experience. To market our product directly, we must develop a direct marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us. There can be no assurance that we will successfully establish sales and distribution capabilities either on our own or in collaboration with third-parties or gain market acceptance for our product. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third-parties. Those efforts may not succeed.

COMPETITION IN THE PHARMACEUTICAL INDUSTRY IS INTENSE; IF WE FAIL TO COMPETE EFFECTIVELY, OUR FINANCIAL RESULTS WILL SUFFER.

        We engage in a business characterized by extensive research efforts, rapid developments and intense competition. We cannot assure you that our products will compete successfully or that research and development by others will not render our products obsolete or uneconomical. Our failure to compete effectively would negatively affect our business, financial condition and results of operations. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price. Specifically, other factors we expect will impact our ability to compete include the relative speed with which we can develop products, complete the clinical, development and laboratory testing and regulatory approval processes and supply commercial quantities of the product to the market.

        We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing PRTX-100 and any additional products we develop using our technology, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions.

        Most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals than us. As well, some of our competitors have advantages over us in manufacturing and marketing pharmaceutical products. We are thus at a competitive disadvantage to those competitors who have greater capital resources and we may not be able to compete effectively.

IF WE ARE UNABLE TO RETAIN KEY PERSONNEL AND HIRE ADDITIONAL QUALIFIED SCIENTIFIC, SALES AND MARKETING, AND OTHER PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR GOALS.

        We depend on the principal members of our scientific and management staff, including Steven H. Kane, our President and Chief Executive Officer, Dr. Hector Alila, our Senior Vice President of Drug Development, and Marc L. Rose, our Vice President of Finance, Chief Financial Officer, Treasurer and Corporate Secretary. The loss of any of these individuals' services might significantly delay or prevent the achievement of research, development or business objectives and could negatively affect our business, financial condition and results of operations. We do not maintain key person life insurance on any of these individuals.

        Mr. Kane, who joined us in December 2002, Dr. Alila, who joined us in March 2004, and Mr. Rose, who joined us in November 2004, are key additions to our management team and will be critical to directing and managing our growth and development in the future. We are not aware of any present intention of any of these individuals to leave our company.

        Our success depends, in large part, on our ability to attract and retain qualified scientific and management personnel such as these individuals. We face intense competition for such personnel and consultants. We cannot assure you that we will attract and retain qualified management and scientific personnel in the future.

        Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, contract manufacturing and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could reduce prospects for our success.

RISKS RELATING TO OUR INDUSTRY

EVEN IF WE OBTAIN MARKETING APPROVAL, PRTX-100 WILL BE SUBJECT TO ONGOING REGULATORY REVIEW.

        If regulatory approval of PRTX-100 is granted, that approval may be subject to limitations on the indicated uses for which it may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

        If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

MARKET ACCEPTANCE OF PRTX-100 WILL BE LIMITED IF USERS ARE UNABLE TO OBTAIN ADEQUATE REIMBURSEMENT FROM THIRD-PARTY PAYORS.

        Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like PRTX-100, and our commercial success will depend in part on these third-party payors agreeing to reimburse patients for the costs of our product. Even if we succeed in bringing our proposed products to market, we cannot assure you that third-party payors will consider it cost-effective or provide reimbursement in whole or in part for its use.

        Significant uncertainty exists as to the reimbursement status of newly approved health care products. PRTX-100 is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our product is less safe, effective or cost-effective than existing therapies or procedures. Therefore, third-party payors may not approve our product for reimbursement.

        If third-party payors do not approve our product for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors' reimbursement policies may adversely affect our ability to sell our product on a profitable basis.

        Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our product, which could adversely affect our business, financial condition and results of operations.

        In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after the FDA or other regulatory agencies approve PRTX-100 for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals they could negatively affect our business, financial condition and results of operations.

WE MAY BE REQUIRED TO DEFEND LAWSUITS OR PAY DAMAGES IN CONNECTION WITH THE ALLEGED OR ACTUAL HARM CAUSED BY OUR PRODUCTS.

        We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management's attention from other business concerns, or adversely affect our reputation and the demand for our product. We currently maintain a $1,000,000 general liability insurance policy, but do not currently maintain product liability insurance because we are not currently conducting trials involving humans. We intend to expand our liability insurance coverage to any products for which we obtain marketing approval, however, such insurance may be unavailable, prohibitively expensive or may not fully cover our potential liabilities. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims or field actions, we may be unable to continue to market our products and develop new markets.

RAPID TECHNOLOGICAL CHANGE COULD MAKE OUR PRODUCTS OBSOLETE.

        Pharmaceutical technologies have undergone rapid and significant change. We expect that pharmaceutical technologies will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compound, product or process we develop may become obsolete before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete, which could negatively affect our business, financial condition and results of operations.

RISKS RELATED TO OUR COMMON STOCK

OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND MAY EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK OF LOSS TO PERSONS OWNING OUR COMMON STOCK.

        The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical and biotechnology stocks. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

        - announcements of the introduction of new products by us or our competitors;

        -   market conditions in the pharmaceutical and biotechnology sectors;

        -   rumors relating to us or our competitors;

        - litigation or public concern about the safety of our potential products;

        -   our quarterly operating results;

        - deviations in our operating results from the estimates of securities analysts; and

        -   FDA or international regulatory actions.

        Because of the limited trading market for our common stock, and because of the significant price volatility, you may not be able to sell your shares of common stock when you desire to do so. In the fiscal year ended May 31, 2004, our stock price ranged from a high of $5.70 to a low of $1.45 per share, and during the first three quarters of the fiscal year ended May 31, 2005, our stock price ranged from a high of $2.95 to a low of $1.95. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss as a result of such illiquidity and because the price for our common stock may suffer greater declines due to its price volatility.

WE MAY BE THE SUBJECT OF SECURITIES CLASS ACTION LITIGATION DUE TO FUTURE STOCK PRICE VOLATILITY.

        In the past, when the market price of a stock has been volatile, holders of that stock have periodically instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO FALL.

        We are registering for resale by selling stockholders up to 2,593,788 shares of our common stock. These shares represent approximately 11% of our total outstanding common stock assuming full exercise of the warrants issued in May 2005 that are held by the selling stockholders. The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate and thus inhibit our ability to raise additional capital when it is needed.

WE HAVE NEVER PAID DIVIDENDS ON OUR CAPITAL STOCK, AND WE DO NOT ANTICIPATE PAYING ANY CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

        We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

OUR COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULES.

        Our common stock is subject to Rule 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock. Additionally, our common stock is subject to the SEC regulations for "penny stock." Penny stock includes any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock which disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

                               PREVIOUS FINANCINGS

        On May 25, 2005, we entered into the following material definitive agreements:

        (1) Warrant and Common Stock Purchase Agreement dated May 25, 2005 among the Company and the several purchasers listed on Exhibit A thereof.

        (2) Registration Rights Agreement dated May 25, 2005 by and among the investors who were parties to the Warrant and Common Stock Purchase Agreement.

        Pursuant to the purchase agreement, we commenced a financing transaction in which we issued (x) 2,593,788 shares of common stock at $1.95 per share for an aggregate cash consideration of $5,057,885 and (y) warrants to purchase 786,788 shares of common stock at an exercise price of $2.25 per share for nominal consideration. These warrants expire on May 25, 2010 and provide for a net issue exercise feature and antidilution protection for certain equity issued below the exercise price. Pursuant to the purchase agreement, we may sell an aggregate of $15,000,000 of shares of common stock at $1.95 per share and corresponding warrants through June 30, 2005.

        Pursuant to the Registration Rights Agreement, we are also obligated to file a resale Registration Statement on Form SB-2 by July 22, 2005 which will register the shares and the shares issuable upon exercise of the warrants with the SEC, and cause that registration statement to be declared effective by November 15, 2005. The registration statement on Form SB-2 of which this prospectus is a part satisfies this obligation. In addition, the Purchasers are entitled to certain demand and piggyback registration rights.

        Included among the Purchasers was vSpring SBIC, L.P. (which we refer to as vSpring), which, as of February 21, 2005, was a beneficial holder of 55.5% of our common stock, and Steven H. Kane, our CEO, President and a Director.

        On May 25, 2005, we also amended the following material definitive agreements:

        (1) 2003 Common Stock Purchase Warrants dated September 18, 2003.

        (2) Shareholder Agreement between the Company and various common stockholders dated September 18, 2003.

        (3) Investor Rights Agreement between the Company and various common stockholders dated September 18, 2003.

        The 2003 warrants were amended to lower the exercise price from $2.40 to $2.25 per share. In addition, certain additional equity issuances were excluded from the 2003 warrants' antidilution provisions.

        The Shareholder Agreement was amended and restated to provide for several modifications, including the removal of Arthur Bankhurst and Donald Dean from the stock transfer restrictive provisions and the addition of Marc Rose and Thomas Stagnaro thereto.

        The Investor Rights Agreement was amended to, among several modifications, exclude certain additional equity issuances from the Investor Rights Agreement's right of first refusal provisions.

                                 USE OF PROCEEDS

        This prospectus relates to 2,593,788 shares of our common stock, plus an additional 920,121 shares issuable upon exercise of warrants, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

        If all warrants issued in May 2005 that are held by the selling stockholders are exercised, our proceeds from the exercise of those warrants would be approximately $2.07 million. We intend to use any proceeds we receive from the exercise of those warrants for general corporate purposes.

        MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        The following table sets forth, for the fiscal periods indicated, the high and low sale prices for the common stock of Protalex for the last two fiscal years. Our common stock is traded on the OTCBB under the stock symbol "PRTX.OB." The market represented by the OTCBB is extremely limited and the price for our common stock quoted on the OTCBB is not necessarily a reliable indication of the value of our common stock. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                           High             Low
FISCAL YEAR ENDED MAY 31, 2004
First Quarter                                             $3.30            $1.50
Second Quarter                                             5.70             2.40
Third Quarter                                              2.80             2.25
Fourth Quarter                                             2.55             1.45

FISCAL YEAR ENDED MAY 31, 2005
First Quarter                                             $2.95            $2.15
Second Quarter                                             2.95             2.25
Third Quarter                                              2.95             1.95
Fourth Quarter                                             2.95             1.95

        Our common stock is subject to Rules 15g-1 through 15g-9 under the Exchange Act, which impose certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and accredited investors (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale.

        As of June 16, 2005, we had 19,393,221 shares of common stock outstanding, which were held by approximately 428 stockholders of record. The transfer agent for our common stock is Wachovia Bank, 1525 West W.T. Harris Blvd., Bldg. 3C, 3rd Floor, Charlotte, NC 28262.

                                 DIVIDEND POLICY

        Our board of directors determines any payment of dividends. We have never declared or paid cash dividends on our common stock. We do not expect to authorize the payment of cash dividends on our shares of common stock in the foreseeable future. Any future decision with respect to dividends will depend on future earnings, operations, capital requirements and availability, restrictions in future financing agreements and other business and financial considerations.

                                    BUSINESS

OVERVIEW

        In September 1999, Protalex acquired a majority of the issued and outstanding shares of common stock of Enerdyne Corporation from Don Hanosh, pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Mr. Hanosh. In November 1999, Protalex merged with and into Enerdyne pursuant to a Merger Agreement and Plan of Reorganization, and Enerdyne changed its name to Protalex, Inc. After the merger, Protalex's former stockholders held approximately 92% of the shares of common stock of the Company, and Enerdyne's former stockholders held approximately 8% of the shares of common stock of the Company.

        We are a development stage company engaged in developing a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases. Our lead product, PRTX-100, has demonstrated effectiveness in pre-clinical studies in regulating the immune system with persisting effects. However, the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that we will see in our clinical trials. We currently have no product on the market. The autoimmune diseases initially targeted by the Company are Pemphigus and RA.

        Pemphigus is a rare, severe and life-threatening autoantibody-mediated disease characterized by blistering and erosion of the skin and mucous membranes. It affects approximately ten to fifteen thousand Americans and 40 thousand people worldwide. If not treated, Pemphigus is usually fatal, with generalized infection being the most frequent cause of death. Treated, the disorder tends to be chronic in most cases. Side effects of current treatments (steroids, immuno-suppressants, antibiotics and chemotherapeutics) may be severe or disabling.

        RA is an autoimmune disease that causes the inflammation of the membrane lining multiple joints, resulting in pain, stiffness, warmth, redness and swelling. The inflamed joint lining, the synovium, can invade and damage bone and cartilage. Inflammatory cells release enzymes and cytokines that may damage bone and cartilage. The involved joint can lose its shape and alignment, resulting in pain and loss of movement. According to the National Institute of Health, scientists estimate that RA affects approximately 2.1 million Americans. According to the Merck Manual of Health & Aging, RA affects about 1% of the population worldwide.

        Our bioregulatory compounds are based on the principle of normalizing the activities of immune cells at a more basic level than traditional pharmaceutical agents, which act upon the end products of complex body functions. In autoimmune disease models, PRTX-100, which is a natural compound, has reversed the pathologic process resulting in a restoration and maintenance of normal healthy tissue. We intend to bring this biotechnology to bear on a range of serious autoimmune diseases that affect millions of sufferers worldwide, for indications such as Systemic Lupus Erythematosus, Psoriasis, Immune Thrombocytopenic Purpura, or ITP, Inflammatory Bowel Disease (Crohn's disease and Ulcerative colitis), Insulin-dependent Diabetes Mellitus, and Multiple Sclerosis. To date, however, we have not conducted any pre-clinical trials related to the treatment of these diseases.

        We are currently conducting pre-clinical studies with PRTX-100 and have filed an IND application with the FDA on March 4, 2005. However, on March 31, 2005 the FDA verbally disclosed to the Company that it has placed our IND on clinical hold, pending additional product characterization. Upon receiving FDA approval, we intend to begin conducting Phase I human clinical trials. We are also broadening our intellectual property and developing our management team, facilities and operational infrastructure for commercialization of our products. Our business and laboratory operations are located in New Hope, Pennsylvania. We also outsource some of our activities to premier contract organizations and facilities. For example, we have completed the manufacturing of PRTX-100 under Current Good Manufacturing Practices (cGMP) in quantities we believe are sufficient for upcoming human Phase I and Phase II clinical trials. We also plan to contract with a third-party site management organization to run our clinical trials in the United States.

        Our in-house research includes demonstrating the efficacy of PRTX-100 in well established and characterized animal models of RA and other autoimmune diseases. For example, we are testing PRTX-100 in murine collagen induced arthritis (CIA) model of human RA. This is the model that was used to test the efficacy of the FDA approved drug, etanercept, or Enbrel(TM). PRTX-100 has also demonstrated its efficacy in an animal model of Systemic Lupus Erythematosus. Our scientists are also investigating the mechanism of action and developing a second-generation class of compounds. Laboratory staff are also developing analytical methods to screen derivative compounds for bioactivity, measure drug concentrations in the blood, and measure systemic effects to be used in evaluating the efficacy and safety data in human clinical trials.

        Pre-clinical safety studies for PRTX-100 are being conducted and so far no evidence of abnormal clinical reactions or toxicity has been observed. These studies and the pre-clinical efficacy studies are the foundation for the IND application for treating RA. IND-related activities included manufacturing and formulation of PRTX-100 for animal toxicity testing and for Phase I and II human clinical trials, arranging for packaging and testing, designing clinical trial protocols, and planning the clinical trials with physicians who will be investigators in the trials.

        We have concluded six prior private placements of our common stock, raising a total of $21.2 million in the aggregate and carrying us through early research and pre-clinical trials. The most recent private placement in May 2005 raised approximately $5.1 million. If we succeed in obtaining approval for our IND application in the second quarter of calendar year 2005, then we anticipate that we will need to raise additional capital before the end of calendar year 2006 to fund the ongoing FDA approval process for PRTX-100 in Pemphigus, RA and, potentially, other autoimmune diseases. Were we unable to obtain approval of our IND application or otherwise advance in the FDA approval process, our ability to sustain our operations would be significantly jeopardized.

        As our lead product moves closer to the marketing stage, we intend to look for opportunities to enter into collaborative arrangements with larger strategic partners to market and sell our products in the United States and in foreign markets. We also intend to seek out partners who would be responsible for funding or reimbursing all or a portion of the costs of pre-clinical and clinical trials required to obtain regulatory approval. In return for such payments, we could grant these partners' rights to market certain of our products in particular geographical regions. We are also evaluating the alternative approach of pursuing our programs independently with the intention of becoming a fully integrated biopharmaceutical company.

ABOUT BIOREGULATION

        The immune system exists to protect the body from foreign agents such as bacteria and viruses. In a normal functioning system, a complex set of interactions results in the destruction of these outside bodies. An important aspect of this process is the ability to recognize self (normal tissue) from non-self (foreign agents). Autoimmune diseases such as RA, Pemphigus and others result when this self-recognition goes awry and the immune system mistakenly identifies normal tissue as foreign. In RA, the dysregulation of the immune system causes the joint lining to form invasive tissue that degrades cartilage and bone. With the current treatments available, prevention of long-term damage in RA requires ongoing indefinite drug therapy. The vast majority of FDA approved drugs for the treatment of RA carry significant side effects such as potential infections and development of cancer. They generally target specific products of the immune response that are formed well after the system has lost its ability to self-regulate. We believe our bioregulatory compound PRTX-100 has the potential to restore normal immune response by targeting the disease at its source.

        We have discovered a method of "restoring" the immune system through the use of a natural compound called PRTX-100, which has been shown to have no side effects at treatment dosages in animal studies. It also has been shown to work very early in the immune response to prevent the activation of lymphoid cells and the secretion of pathogenic cytokines. In the animal model specifically designed to evaluate the efficacy of anti-arthritic drugs, PRTX-100 has not only inhibited the development of inflammation, but also repaired and/or reversed the tissue damage caused by inflammatory response.

ANIMAL STUDIES

        Protalex's lead candidate PRTX-100 has proven effective in two clinical standard mouse autoimmune models:

        Collagen-Induced Arthritis -- PRTX-100 has demonstrated reproducible efficacy in a well-established animal model of RA. Mice received two injections of collagen in order to stimulate an inflammatory response. One group was treated with various doses of PRTX-100, a second group received Enbrel(TM), a leading commercially available treatment for RA, and the control group was injected with vehicle saline solution. The mice were observed for clinical symptoms, joint size and loss of function. The results showed that very low doses of PRTX-100 and standard doses of Enbrel(TM) suppressed clinical symptoms including joint swelling over the first two to three weeks of treatment, and slowed disease progression as compared with the control group. Thereafter, the PRTX-100-treated mice continued to remain disease-free whereas the mice treated with Enbrel(TM) showed a resumption of joint inflammation and tissue damage. This response to Enbrel(TM) was expected because the mice developed immune response to it because it is a foreign protein. Overall, these results indicate that PRTX-100 is a potential treatment for RA in humans. The data from these studies will be used to serve as a rationale for conducting clinical trials in human patients.

        BXSB Mice -- These animals are genetically predisposed to autoimmune diseases, and this model is used to evaluate drugs for autoimmune diseases such as Lupus, Crohn's disease and other autoimmune diseases. This genetic model more closely approximates the human condition in that it is complex, multi-factorial and usually treated by multiple drug regimens. In these studies, mice were treated with PRTX-100 and sacrificed at regular intervals. Their organs were weighed and sectioned for histological analysis and their spleens were used for immunological assays. Spleen enlargement (splenomegaly) was significantly reduced in treated animals compared with the controls at almost every time point, demonstrating the ability of PRTX-100 to delay the onset and severity of this disease. Treatment with PRTX-100 also reduced non-specific immunoglobulin production and specific autoantibody production and restored the number and function of immune cells known as T and B lymphocytes. These results represent improvement in a whole animal setting in this complex disease syndrome.

        Ongoing pre-clinical safety studies in animals have shown no drug-related toxicity. The studies were conducted in New Zealand white rabbits. New Zealand white rabbits are a very sensitive model to show any potential toxicity of immunomodulatory drugs such as PRTX-100. All animals survived to scheduled euthanasia. No differences were observed in body weight gain or food consumption, nor in hematology, clinical chemistry, urinalysis, or organ weight data in animals treated with PRTX-100 compared with controls treated with vehicle. These study results will be a crucial component of our IND application with the FDA.

        We have performed additional studies in non-human primates to determine the pharmacokinetics of PRTX-100. The results of those studies have indicated more favorable dosing schedules (longer half lives) than studies obtained from rodents. Since non-human primates are more closely related to humans, we decided to perform additional toxicology studies in monkeys to establish the toxicity and starting doses in humans. While these studies delayed the IND submission until March 4, 2005, we believe that this approach will ultimately accelerate the development path and maximize success of PRTX-100 in patients. Other IND-related activities included additional manufacturing and formulation of our drug for Phase I and II clinical trials, arranging for packaging and testing, designing clinical trial protocols, and completing additional toxicology studies utilizing our manufactured drug.. Additionally we intend to conduct research and pre-clinical activities with PRTX-100 and other compounds in RA, Pemphigus, and other related indications.

MANUFACTURING

        We have in the past contracted the manufacturing of our lead drug substance PRTX-100 to Eurogentec S.A. in Belgium. The formulation, stability testing and packaging of the final product for clinical supplies are conducted at another reputable FDA-approved company in the United States. These companies have provided the product for both toxicological testing and clinical supplies. The drug is produced under cGMP. The process is scaleable to commercial production.

MARKETS


        Pemphigus will by the first autoimmune disease targeted by the Company. Pemphigus is a rare, severe and life-threatening autoantibody-mediated disease characterized by blistering and erosion of the skin and mucous membranes. It affects approximately ten to fifteen thousand Americans and 40 thousand people worldwide. If not treated, Pemphigus is usually fatal, with generalized infection being the most frequent cause of death. Treated, the disorder tends to be chronic in most cases. Side effects of current treatments (steroids, immuno-suppressants, antibiotics and chemotherapeutics) may be severe or disabling.

        RA will continue to be our long term focus. RA was chosen as a target disease because it represents a well-defined, rapidly growing market for which currently available treatments are expensive, and many patients may not benefit from the existing drugs which can also cause serious side effects. Therefore, there is a significant unmet need in the RA patients who need alternative treatments. If approved, we anticipate that PRTX-100 will provide these patients with a choice of therapy that is efficacious, cost-effective, and has little or no side effects.

        RA is a serious autoimmune disorder that causes the body's immune system to mistakenly produce antibodies that attack the lining of the joints, resulting in inflammation and pain. RA can lead to joint deformity or destruction, organ damage, disability and premature death. According to the National Institute of Health and The Merck Manual of Health & Aging respectively, approximately 2.1 million Americans suffer from RA, with an estimated 1% of the world population suffering from RA. Navigant Consulting estimated that the RA market for 2004 would surpass $6.2 billion and estimates that it will increase to $14.8 billion by the end of 2009.

        Currently, no uniformly effective treatment for RA exists. Current treatments are costly, and in most cases must be continued for decades. In contrast, we believe that bioregulator therapy such as PRTX-100 is potentially much more cost-effective and efficacious.
        We anticipate that our products will initially be used to treat patients with severe cases of RA, and particularly those individuals for whom other treatments have failed. Additionally, we believe that our experience with this class of patients will prove the efficacy and safety of our products, and will encourage the use of our products in less severely affected individuals in earlier stages of the disease.

        Another objective of the Company is the development of second-generation compounds to add to our pharmaceutical product portfolio. The characterization of the new compounds is underway and the patent application process is ongoing.

        Additionally, our goal is to pursue FDA approval to treat other autoimmune diseases, where our drug's ability to decrease the inflammatory response will abrogate the underlying disease processes. The BXSB animal model is a generalized autoimmune model, so efficacy in pre-clinical trials shows promise in treating other autoimmune diseases. We intend to begin pre-clinical studies in autoimmune diseases other than RA during the remainder of calendar 2005 and first half of 2006, upon the demonstration of efficacy in the RA clinical trials.

COMPETITION

        We believe, based on our pre-clinical trials, that our compound, PRTX-100, has a potential competitive advantage, as it requires lower doses and is more convenient, safer and more efficacious than existing therapies. This potential advantage has not yet been, and may not ever be, validated in clinical trials. Current RA treatments are characterized by complex manufacturing methods and have resulted in an average annual retail cost of approximately $15,600 to $34,000 per patient, according to an article entitled "Adalimumab: The First Entirely Human Monoclonal Antibody for Rheumatoid Arthritis," by pharmacists Alicia Mack and Jessica Neely, as well as Thompson Micromedix respectively. A number of pharmaceutical agents are currently being used, with varying degrees of success, to control the symptoms of RA and slow its progression. Available treatment options include:

                - Analgesic/anti-inflammatory preparations, ranging from simple aspirin to the recently introduced COX-2 inhibitors;

                - Immunosuppressive/antineoplastic drugs, including azathioprine and methotrexate;

                - TNF (Tumor Necrosis Factor) inhibitors, also known as anti-TNF therapy, currently represented by etanercept (Enbrel(TM)), infliximab (Remicade(TM)), and adalimumab (Humira(TM));

                - Soluble Interleukin-l (IL-I) Receptor Therapy, Anakinra (Kineret(TM)). Anakinra(TM), a human recombinant IL-l receptor antagonist (hu rIL-lra) is approved by the FDA for the treatment of RA; and

                - "Immunoadsorption Therapy," also known as Prosorba(R), now in limited use in Europe and the United States, entailing weekly sessions during which a patient's blood is separated and passed through a molecular filter. The use of such extreme treatment modalities emphasizes the unmet need for a new treatment for patients who cannot respond to existing therapies.

        In all, at least a dozen large and small pharmaceutical companies are active in this market, with Amgen Corporation and Johnson & Johnson, Inc. dominating the market with their respective products, Enbrel(TM) and Remicade(TM). According to Evaluate Pharma as of May 10, 2005, Enbrel(TM), a soluble receptor construct that is administered subcutaneously, generated estimated revenue of $2.6 billion in 2004, Remicade(TM), a chimeric monoclonal antibody administered by intravenous infusion, generated estimated revenue of $3.0 billion in 2004, and Abbot's Humira(TM), a recent entry into the RA market, generated estimated revenue of $852 million in 2004.

        Another recent entrant into the RA market is a less well-known product by Amgen Corporation, Anakinra (Kineret(TM)). Despite intense media attention and significant sales, the long-term efficacy of these compounds remains to be evaluated. Post-marketing experience has indicated an enhanced risk for serious and opportunistic infections in patients treated with Remicade(TM) or Enbrel(TM). Disseminated tuberculosis due to reactivation of latent disease was also seen commonly with TNF inhibitor treatment. In some of the clinical trials, lymphomas were more commonly observed in patients treated with TNF inhibitors compared to placebo controls. TNF inhibitors are not recommended in patients with demyelinating disease or with congestive heart failure. Transient neutropenia or other blood dyscrasias have been reported with Enbrel(TM) and the other TNF inhibitors. Findings such as these indicate that new and safe treatments for autoimmune diseases such as RA are needed. We anticipate that PRTX-l00 and our other products will provide such opportunity, but there can be no assurance that such results will occur.

        Currently, there are no products on the market specifically for the treatment of Pemphigus, however, CellCept(TM) by Hoffman-La Roche, Inc. a division of Roche Group is currently conducting pre-clinical trials for this indication.

        If a patent is issued under our U.S. patent application, that patent may be a potential barrier to entry that could prevent competitors from implementing the same procedures as ours. However, we may be unable to protect these proprietary rights. See the risk factor titled "If we are unable to protect our proprietary rights, we may not be able to compete effectively or to operate profitably" on page 6 of this prospectus.

GOVERNMENT REGULATION

        Our ongoing research and development activities, and our future manufacturing and marketing activities, are subject to extensive regulation by numerous governmental authorities, both in the United States and in other countries. In the United States, the FDA regulates the approval of our products under the authority of the Federal Food, Drug and Cosmetics Act.

        In order to obtain FDA approval of our drugs, extensive pre-clinical and clinical tests must be conducted and a rigorous clearance process must be completed. Final approval by the FDA for safety and efficacy may take several years and require the expenditure of substantial resources.

        Clinical studies are typically conducted in three sequential phases, although these phases may overlap. In Phase I trials, a drug is tested for safety in one or more doses in a small number of patients or volunteers. In Phase II trials, efficacy and safety are tested in up to several hundred patients. Phase III trials involve additional safety, dosage and efficacy testing in an expanded patient population at multiple test sites.

        The results of the pre-clinical and clinical trials are submitted to the FDA in the form of a Biological License Application or BLA. The approval of a BLA may take substantial time and effort. In addition, upon approval of a BLA, the FDA may require post marketing testing and surveillance of the approved product, or place other conditions on their approvals.

        Sales of new drugs outside the United States are subject to foreign regulatory requirements that differ from country to country. Foreign regulatory approval of a product must generally be obtained before that product may be marketed in those countries.

        We and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as current good manufacturing practices, or cGMP, and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If our facilities, or the facilities of our manufacturers or suppliers, cannot pass a preapproval plant inspection, the FDA will not approve the marketing of our product candidates. In complying with cGMP and foreign regulatory requirements, we and any of our potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that our products meet applicable specifications and other requirements.

PATENTS, TRADEMARKS, AND PROPRIETARY TECHNOLOGY

        Our success will depend on our ability to maintain trade secrets and proprietary technology in the United States and in other countries, and to obtain patents for our bioregulatory technology. We filed an initial usage patent application with the U.S. Patent and Trademark Office in April 2002 and prosecution of this patent application is ongoing and we have also filed for foreign protection of this patent in Canada, Japan and the European Union. Additional patent applications relating to the manufacturing process of PRTX-100 and new compounds are currently in process.

        Laboratory work has begun to characterize derivatives and develop synthetic analogs to PRTX-100, for which we will pursue additional patents as appropriate.

EMPLOYEES

        We currently have eight full-time employees. None of our employees is represented by an organized labor union. We believe our relationship with our employees is very good, and we have never experienced an employee-related work stoppage. We will need to hire and retain highly-qualified experienced technical, management and sales personnel in order to execute our business plan, carry out product development and secure advantages over our competitors. No assurances can be given that we will be able to provide the overall compensation necessary to retain such skilled employees.

FACILITIES

        Our office and laboratory is located in at 145 Union Square Drive, New Hope, Pennsylvania 18938. We lease this property pursuant to a three-year lease agreement, which ends February 2007, with options to extend for an additional one or two years. Our facilities in New Hope cover approximately 3,795 square feet.

                                LEGAL PROCEEDINGS

        We are not a party to any pending legal proceeding. We are not aware of threatened legal proceedings to which any person, officer, affiliate of ours or any owner of more than 10% of our stock is an adverse party to or has a material interest adverse to us.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes beginning at page F-1. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this document. See "Notice About Forward-Looking Statements."

PLAN OF OPERATION

        Favorable pre-clinical safety and efficacy studies for our lead compound, PRTX-100, laid the foundation for the Investigational New Drug, or IND, Application for treating RA. We submitted the IND application to the FDA on March 4, 2005 and on March 31, 2005, the FDA verbally disclosed to the Company that is has placed the Company's IND on clinical hold, pending additional product characterization. Since that time, significant resources have been allocated into the product characterization process and we expect to formally reply to the FDA in the third calendar quarter of 2005. We also expect that other clinical trial-related activities will occur during the next 12 months, including arranging for packaging and testing, designing clinical trial protocols and completing additional toxicology studies utilizing our manufactured drug. Additionally, we intend to conduct research and pre-clinical activities with PRTX-100 and other compounds in Pemphigus and other indications.

        In the area of intellectual property and derivative drug development, our patent application was filed in April of 2002, and additional patent applications relating to the manufacturing process of PRTX-100 and new compounds are currently in process.

        Staffing plans during the second half of calendar 2005 include hiring a Medical Director, a Clinical Project Manager, and additional Research & Development Scientists and Laboratory Technicians. Continued growth in staffing is anticipated in our business plan, and specialized staffing requirements in the areas of scientific and FDA regulatory affairs will call for competitive salaries to attract and retain qualified personnel.

        In the fourth quarter of calendar year 2004, we completed the redesign and remodeling of our current facility in New Hope, PA. Further expansion of laboratory space is anticipated with further growth of our company.

        Research and Development, or R&D, costs increased for the year ended May 31, 2004 over the prior year from $909,246 to $1,339,190. R&D expenses were $2,513,987 and $874,723 and for the nine and three months ended February 28, 2005, respectively, compared with $812,992 and $323,711 for the nine and three months ended February 29, 2004. The increase in R&D expenses were due to increased activity to outside contract laboratories for pre-clinical trials, product manufacturing, and product qualification related costs, along with hiring Dr. Hector Alila, Senior Vice President of Drug Development in March 2004. R&D expenditures are expected to continue increasing in the current fiscal year, driven by payments to vendors and laboratories performing pre-clinical drug product manufacturing, FDA consultation and clinical trial site management.

        Administrative expenses increased for the year ended May 31, 2004 over the prior year from $640,927 to $1,393,347. For the nine and three months ended February 28, 2005, administrative expenses were $1,034,929 and $429,075, respectively, compared with $1,020,405 and $461,891 for the nine and three months ended February 29, 2004. Stock based compensation, which is used to attract and reward qualified employees, consultants and board members and costs associated with hiring new employees, along with the expansion and upgrade of the clinical consultant team associated with our company, accounted for most of the increase in administrative expenses, along with hiring Marc L, Rose, Vice President of Finance, Chief Financial Officer and Treasurer and Corporate Secretary.

        Professional fees increased for the year ended May 31, 2004 over the prior year from $71,548 to $288,077. Professional fees were $525,512 and $258,320 for the nine and three months ended February 28, 2005, respectively, compared with $194,525 and $46,698 for the nine and three months ended February 29, 2004. Professional fees consist of legal, audit, tax, employee recruitment, investment banking fees and the Scientific Advisory Board. The increase in professional fees stem from on-going business activity, as well as legal fees incurred in connection with the filing of the Company's Post-Effective Amendment to Registration Statement on Form SB-2 related to its September 2003 offering. The Company expects that these fees will continue to increase in the current fiscal year as its business activities increase.

LIQUIDITY AND CAPITAL RESOURCES

        Since 1999, we have incurred significant losses, and we expect to experience operating losses and negative cash flow for the foreseeable future. Our primary source of cash to meet short-term and long-term liquidity needs is the sale of shares of our common stock. We issue shares in private placements at a discount to the then-current market price (as resales of privately-placed shares are restricted under the Securities Act, which reduces their liquidity and, accordingly, their value as compared to freely-tradable shares on the open market).

        On September 19, 2003, we raised $12,657,599 through the sale of 7,445,654 shares of our common stock, with warrants to purchase an additional 3,164,395 shares of our common stock, at an exercise price of $2.40 per shares. The warrants expire on September 19, 2008.

        Additionally, on May 25, 2005, we raised $5,057,885 through the sale of 2,593,788 shares of our common stock at $1.95 per share, with warrants to purchase an additional 920,121 shares of our common stock, at an exercise price of $2.25 per shares. The warrants expire on May 25, 2010.

        As of February 28, 2005, our net working capital was $5,118,230 and our total cash and cash equivalents were $5,860,208. We estimate that with this level of cash and cash equivalents, we can satisfy our cash requirements for the next 12 months. We have no planned material capital expenditures, significant payments due on long-term obligations, and other demands or commitments to be incurred beyond the next 12 months. However, if we succeed in obtaining approval of our IND application in the third quarter of calendar year 2005, then we anticipate that we will need to raise additional capital before the end of calendar year 2006 to fund the ongoing FDA approval process for PRTX-100 in Pemphigus, RA and, potentially, other autoimmune diseases. No assurance can be given that we will be able to obtain additional financing on favorable terms, if at all. Were we unable to obtain approval of our IND application or otherwise advance in the FDA approval process, our ability to sustain our operations would be significantly jeopardized.

OFF BALANCE SHEET ARRANGEMENTS

        We have entered into the following off-balance sheet arrangements:

    - Employee Agreements-Officers. To attract and retain qualified management personnel, we have entered into employment agreements with three executive officers: Steven H. Kane, President and Chief Executive Officer, Hector W. Alila, Senior Vice President of Drug Development, and Marc L. Rose, Vice President of Finance, Chief Financial Officer and Treasurer.

    - Directors Agreements. To attract and retain qualified candidates to serve on the Board of Directors, we have entered into agreements with G. Kirk Raab, Chairman of the Board of Protalex, Carleton A. Holstrom, Chairman of the Audit Committee, and Eugene A. Bauer, under which Messrs. Raab, Holstrom and Bauer receive annual payments aggregating $150,000, $20,000 and $20,000, respectively, as directors' fees.

    - Operating Lease - Office Space. We have entered into a three year operating lease in New Hope, PA for 3,795 square feet of office and laboratory space. The lease commenced on January 9, 2004 and will expire on February 28, 2007.

    -   Operating Lease - Copier. The Company has entered into a sixty three
        (63) month operating lease with Ricoh Customer Finance Corporation for a multi-function copier. The lease commenced on December 16, 2004 and will expire on March 16, 2010.


                                                             PAYMENTS DUE BY PERIOD
                                                             ----------------------
                                                         LESS
                                                         THAN 1                           MORE THAN
       CONTRACTUAL OBLIGATIONS                TOTAL       YEAR     1-3 YEARS  3-5 YEARS    5 YEARS
       -----------------------                -----       ----     ---------  ---------    -------
Employment Agreements-Officers               792,479     792,479          0         0          0
Directors Agreements                         190,000     190,000          0         0          0
Operating Lease - Office Space               205,179      90,787    114,392         0          0
Operating Lease - Copier                      15,187       2,490      8,964     3,484        249
Total                                      1,202,845   1,075,756    123,356     3,484        249

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Note B to our annual and interim financial statements beginning at page F-1 of this prospectus describes the significant accounting policies and methods used in the preparation of our financial statements.

        Accounting policies critical to our business and the understanding of our results of operations are identified in Note B to the financial statements beginning at page F-1 of this prospectus. These policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. Although we believe our judgments and estimates are appropriate and correct, actual future results may differ from our estimates. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. The impact and any associated risks related to these policies on our business operations are discussed throughout this prospectus where such policies affect our reported and expected financial results.

USE OF ESTIMATES

        The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates have a material impact on our financial statements.

        As part of the process of preparing our financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

        Significant management judgment is required in determining the valuation allowance recorded against our net deferred tax assets, which consists of net operating loss carry-forwards. We have recorded a full valuation allowance of $2,696,000 as of May 31, 2004, due to uncertainties related to our ability to utilize our deferred tax assets before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable.

                                   MANAGEMENT

        The following table sets forth certain information with respect to each of our directors and executive officers as of February 21, 2005:

           NAME                  AGE           POSITION AND OFFICES HELD WITH THE COMPANY
           ----                  ---           ------------------------------------------
G. Kirk Raab(1)(2)                69       Chairman of the Board
Steven H. Kane(1)                 52       President, Chief Executive Officer and Director
Marc L. Rose                      39       Vice President of Finance, Chief Financial Officer,
                                           Treasurer and Corporate Secretary
Dinesh Patel(3)                   54       Director
John E. Doherty                   50       Director
Frank M. Dougherty(1)(2)          57       Director
Carleton A. Holstrom(2)(3)        69       Director
Thomas P. Stagnaro(3)             62       Director
Hector Alila                      51       Senior Vice President of Drug Development
Eugene A. Bauer                   62       Director


(1)  Member of the Nominating Committee.

(2)  Member of Compensation Committee.

(3)  Member of the Audit Committee.

        Set forth below is biographical information for each of the above:

        G. KIRK RAAB has served as Chairman of Board of Protalex since August 2003. From October 1995 to the present, Mr. Raab has served as Chairman of the Board of Connetics Corporation and Medgenies Inc. In addition, from June 1996 to the present Mr. Raab has served as Chairman of the Board of Applied Imaging Inc. Connetics and Applied Imaging are publicly traded companies. He also serves on the board of directors of Velos Medical Informatics, Inc. and The National Science and Technology Medals Foundation. From February 1990 to July 1995, Mr. Raab served as the President and Chief Executive Officer of Genentech, Inc. He originally joined Genentech in February 1985 as its President and Chief Operating Officer. Prior to joining Genentech, Mr. Raab worked for Abbott Laboratories for 10 years, most recently as President, Chief Operating Officer and a director. Mr. Raab served as the first Chairman of the Biotechnology Industry Organization and the California Health Care Institute. Mr. Raab graduated from Colgate University in 1959, and is a Trustee Emeritus. He is a member of Exeter College and was elected to the Chancellor's Court of Benefactors of Oxford University in September 2002. He is a former trustee of KQED, the San Francisco Ballet, the San Francisco Symphony, UCSF Foundation and Golden Gate Planned Parenthood.

        STEVEN H. KANE has been our President and Chief Executive Officer and has served on our board of directors since December 2002. He has over 25 years of experience in the health care industry. From April 1997 to July 2000 he was Vice President of North American Sales & Field Operations for Aspect Medical Systems, Inc.

While at Aspect, he helped guide the company to a successful initial public offering in January 2000. Prior to Aspect, from 1990 to 1997, Mr. Kane was employed by Pyxis Corporation. From 1992 to 1997 he served as the Eastern Area Vice President of Pyxis, where he was instrumental in positioning the company for its successful initial public offering in 1992. Pyxis later was acquired by Cardinal Health for $1 billion. Prior to that Mr. Kane worked in sales management with Eli-Lilly and Becton Dickinson.

        MARC L. ROSE has been our Vice President of Finance, Chief Financial Officer and Treasurer since November 2004 and in April 2005, Mr. Rose was elected Corporate Secretary. From March 2001 to November 2004, Mr. Rose served as Vice President and Chief Financial Officer of the DentalEZ Group, a privately held manufacturer of dental equipment and dental handpieces. From January 1998 to March 2001, Mr. Rose was Practice Manager of Oracle Consulting Services for Oracle Corporation responsible for designing and implementing Oracle financial and project applications. From September 1990 to January 1998, Mr. Rose held several positions with the controllership organization of Waste Management, Inc and from June 1988 to September 1990, was an auditor with Ernst & Young in Philadelphia. Mr. Rose graduated from Drexel University in 1988 and is a certified public accountant in the Commonwealth of Pennsylvania.

        DINESH PATEL has been the Managing Director and Founding Partner of vSpring Capital since August 2000. vSpring Capital is an early stage venture capital fund with $125 million under management. From June 1999 to the present, Dr. Patel has been the Founder, Chairman, President & CEO of Ashni Naturaceuticals, Inc., a company that specializes in the research, development and marketing of clinically tested and patent-protected naturaceutical products. From June 1999 to August 2003, Dr. Patel was co-founder and Chairman of Salus Therapeutics, Inc., a biotechnology company focused on the research and development of nucleic acid-based therapeutics, including antisense and gene therapy drugs. In August 2003 publicly-traded Genta, Inc. acquired Salus for $30 million. From 1985 through 1999, Dr. Patel served as Co-founder, Chairman of the Board of Directors, President & CEO, of TheraTech, Inc., a Salt Lake City, Utah based company that has been a pioneer in the development and manufacture of innovative drug delivery products. Under Dr. Patel's guidance, TheraTech established strategic alliances with major pharmaceutical companies including Eli Lilly, Pfizer, Proctor & Gamble, Roche, and SmithKline Beecham. TheraTech went public in 1992 and became profitable in 1997. In January 1999, TheraTech was acquired for approximately $350 million by Watson Pharmaceuticals, a California based company. Dr. Patel has been the recipient of numerous awards, including US Small Business Administration's Business Achiever Award, and Scientific and Technology Award (State of Utah) and Entrepreneur of the Year Award (Mountain West Venture Group). Dr. Patel got his undergraduate degree from India and his doctorate degree from University of Michigan. Dr. Patel is active in the Indian and local community serving on several boards and as an active donor for various charitable causes.

        JOHN E. DOHERTY has served as a director of Protalex since November 1999 and previously served as a director of Enerdyne since August 1999. He also served as our President from 1999 through 2002. From 1976 to 1994, Mr. Doherty was a vice president and principal of Doherty & Co., an investment banking firm. During this time and subsequently, he was involved in early and later stage financing of companies such as Thoratec Laboratories, SeraCar, Inc., and Excalibur Technologies. From 1994 to present, Mr. Doherty has been a private investor, as well as being involved with the early stage development of Protalex.

        FRANK M. DOUGHERTY has served as a director of Protalex since October 2001. In addition Mr. Dougherty served as our Treasurer January through November 2004, and also as our corporate secretary from June 2002 to November 2004. Mr. Dougherty is a practicing attorney and from November 2001 to the present has been the founder and owner of Frank M. Dougherty P.C., a law firm in Albuquerque, New Mexico. He has practiced law since 1982. Prior to becoming a lawyer, Mr. Dougherty practiced as a CPA in Santa Fe, New Mexico. He has an undergraduate degree in economics from the University of Colorado, a graduate degree in accounting from the University of Arizona and a law degree from Texas Tech University.

        CARLETON A. HOLSTROM has been a director of Protalex since October 2004. From 1977 through 1987, Mr. Holstrom was the Chief Financial Officer of Bear, Stearns & Co. and its successor, the Bear Stearns Companies, Inc., and from 1987 to the present, he has been a Managing Director Emeritus. From 1996 to 1997, Mr. Holstrom was the Chief Financial Officer of Scientific Learning Corporation. From 1983 to the present, Mr. Holstrom has served on the Board of Directors of Custodial Trust Company of Princeton, New Jersey, and Scientific Learning Corporation of Oakland, California. From 1989 through 1995, Mr. Holstrom served on the Board of Governors of Rutgers University and was the Chair of the Board of Governors from 1994 through 1995. From 1983 through 1985, Mr. Holstrom served on the Board of Trustees of Rutgers University and was the Chair of that Board from 1998 through 1999. From 1995 through the present date, he has been an Emeritus Member of the Rutgers University Board of Trustees. From 1997 through 2000, Mr. Holstrom served on the Rutgers University Foundation Board of Overseers. He was the Chair of the Board of Overseers from 1979 through 1981. From 2000 to the present, he has served on the Rutgers University Foundation Board of Overseers in an emeritus capacity. From 1994 through the present date, Mr. Holstrom has served on the University of Wisconsin at Madison College of Letters and Sciences Board of Overseers. From 1989 through the present, he served on the University of Wisconsin Foundation Board of Directors and was the Vice Chair of that Foundation from 2000 through 2003. Mr. Holstrom has been a Director of the Woodrow Wilson National Fellowship Foundation from 2002 through the present date.

        THOMAS P. STAGNARO has served as a director of Protalex since July 2002. Mr. Stagnaro has been the President and Chief Executive Officer of Americas Biotech Distributor since August 2004. From September 2000 to July 2004, Mr. Stagnaro served as President and Chief Executive Officer of Agile Therapeutics, a private company focused on developing women's healthcare products. Prior to September 2000, Mr. Stagnaro spent several months as a private investor. Since November 1997, Mr. Stagnaro has served as a director on the board of INKINE Pharmaceutical. Mr. Stagnaro formerly was President and Chief Executive Officer of 3-Dimensional Pharmaceuticals from May 1996 to August 1998 and Univax Biologics from October 1989 to November 1995.

        HECTOR ALILA, D.V.M., PH.D. has been Senior Vice President of Drug Development since March 2004. Dr. Alila has over 20 years of combined scientific research and pharmaceutical product development. Prior to joining Protalex, he was Vice President of Product Development at Cell Pathways (now merged with OSI Pharmaceuticals, Inc.) in Horsham, Pennsylvania from 1998 to December 2003. He was responsible for the development of their two key products from preclinical phases to NDA submission. He was the Director of Preclinical Biology/Pharmacology at Gene-Medicine (now Valentis Inc.), The Woodlands, Texas, from 1994 to 1998. He was responsible for discovery and preclinical development of gene medicines for treatment of cancer, inflammation and spinal cord injury. Dr. Alila joined GeneMedicine from SmithKline Beecham, Pennsylvania, where he worked as a Senior Investigator and Project Leader from 1988 to 1994. Dr. Alila's extensive background in drug discovery and development has resulted in submission of numerous IND applications and NDAs.

        EUGENE A. BAUER, MD has been a board member since February 2005. He is Chief Executive Officer of Neosil, Inc., an early stage dermatology pharmaceutical company. In 1993 Dr. Bauer co-founded and until early 2005 was a member of the Board of Directors of Connetics Corporation, a public company (Nasdaq: CNCT) focused on therapeutic agents for skin diseases. He is also a member of the Board of Directors of Neosil, Inc., and has served on several not-for-profit boards of directors, including the boards of directors of Stanford Hospital and Clinics, of the Lucile Salter Packard Children's Hospital, and of UCSF Stanford Health Care. In 1988 Dr. Bauer became Chair of the Department of Dermatology at Stanford University School of Medicine, a position he held for 7 years. During his tenure as department chair, Dr. Bauer also served as Program Director of the Stanford University General Clinical Research Center 1997, Dr. Bauer was appointed Vice President for Medical Affairs and subsequently Vice President for the Medical Center. A funded investigator for 25 years, Dr. Bauer served on review groups at the National Institutes of Health, including as chair of the AMS Study Section, as chair of GMA-1 Study Section, and as a member of the Advisory Council for the National Institute of Arthritis and Musculoskeletal and Skin Disease. He has also served as a member of the Board of Scientific Counselors of the Division of Cancer Biology, Diagnosis and Centers of the National Cancer Institute. Dr. Bauer is a member of numerous academic societies, including the Institute of Medicine of the National Academy of Sciences to which he was elected in 1997. He has been the recipient of both the Research Career Development and the MERIT awards from the NIH. He has published approximately 175 scientific articles and has been honored for his research and academic accomplishments by the Society for Investigative Dermatology (the Montagna Award for outstanding research by a young investigator and the Stephen Rothman Award, the Society's highest honor), by the American Academy of Dermatology (the Sulzberger Award), by the Society for Investigative Dermatology (President) and by Northwestern University (Alumni Merit Award). He is Professor (Emeritus) in the School of Medicine and immediate past Vice President for the Medical Center (1997-2001) and dean of the School of Medicine (1995-

2001). An academic dermatologist, who received the M.D. degree from Northwestern University in 1967, Dr. Bauer served a straight medical internship at Barnes in St. Louis, Missouri. He was a resident and research fellow in dermatology at Washington University School of Medicine in St. Louis from 1968 through 1972. Following two years in the United States Navy, he returned to Washington University in 1974 to join the faculty of the School of Medicine. At Washington University, Dr. Bauer progressed to the rank of Professor of Medicine (Dermatology) and served as Director of the Center for Research and Therapy of Epidermolysis Bullosa.

EXECUTIVE COMPENSATION

        Our compensation and benefits program is designed to attract, retain and motivate employees to operate and manage us for the best interests of our constituents. Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for our goals and achievements. The compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance, and a stock option program.

        The following table sets forth the compensation we paid for services rendered in all capacities during the last three fiscal years to our Chief Executive Officer and our other highly compensated executive officer who served as such at the end of the fiscal year ended May 31, 2004. In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or ether benefits which are available generally to our salaried employees.

                           SUMMARY COMPENSATION TABLE

                                                                 Annual Compensation
                                                                 -------------------
                                                                                         Other      Restricted
                                                 Fiscal                                  Annual        Stock
         Name & Principal Position                Year        Salary $     Bonus $    Compensation   Awards $
         -------------------------                ----        --------     -------    ------------   --------
Steven H. Kane, President, Chief Executive           2004      $ 179,165    $ 176,576        $ 0     $  20,835(2)
        Officer and Director                         2003(1)   $       0    $       0        $ 0     $ 104,107(2)
John Doherty                                         2003(3)   $  12,500    $       0        $ 0     $       0
        Former President and Director                2002      $       0    $       0        $ 0     $       0

(1) Mr. Kane was hired as Protalex's Chief Executive Officer and President effective as of December 16, 2002. Prior to that date, he was not employed, in any capacity, by Protalex.

(2) Mr. Kane received 41,670 shares of restricted stock through May 31, 2003. The value of this restricted stock received by Mr. Kane is computed using the closing price of Protalex common stock on May 31, 2003, which was $2.25. Mr. Kane received 8,334 shares of restricted stock on June 15, 2003. The value of this stock was also computed using the closing price of Protalex common stock on May 31, 2003.

(3) Mr. Doherty resigned as our President effective as of December 16, 2002. He no longer serves as an officer of Protalex. He remains a director.

               OPTION GRANTS IN THE FISCAL YEAR ENDED MAY 31, 2004

        The following table sets forth information concerning the stock options granted to each person named in the above "Summary Compensation Table" during our fiscal year ended May 31, 2004, and the exercise price of all such options:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS

                                         Percent of
                                         Total
                         Number of       Options/SARs
                         Securities      Granted to       Exercise      Market
                         Underlying      Employees in     or Base       Price on
                         Options/SARs    Fiscal Year      Price         Date of
                         Granted (#)     ( %)             ($/Share)     Grant
                         -----------     ----             ---------     -----
John Doherty             50,000          13%              $   2.75      $   2.50
Steven H. Kane           100,000         26%              $   1.50      $   2.90
                         75,000          20%              $   1.96      $   2.30

      AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED MAY 31, 2004 AND
                            YEAR END OPTION VALUES.

        The following table sets forth information concerning the exercise of stock options by each person named in the "Summary Compensation Table" during our fiscal year ended May 31, 2004, and the value of all exercisable and unexercisable options at May 31, 2004:

                       Number of Securities Underlying      Value of Unexercised In The Money
                       Unexercised Options at Year End             Options at Year End
                       -------------------------------             -------------------
Name                  Exercisable        Unexercisable      Exercisable        Unexercisable
----                  -----------        -------------      -----------        -------------
John Doherty          13,125             46,875             $5,500             --
Steven H. Kane        528,705            528,537            $356,000           $369,000

        The values of unexercised in-the-money options at year-end in the table above were determined based on the fair market value as of May 31, 2004 minus the per share exercise price multiplied by the number of shares.

EMPLOYMENT AGREEMENTS

        We have an employment agreement, effective as of December 16, 2002, with our current President and Chief Executive Officer, Steven H. Kane, whereby he was paid in stock totaling 8,334 shares per month from January 2003 to June 2003. Thereafter, he was paid $12,500 per month through December of 2003. Currently, he is paid at a rate of $27,083 per month. The agreement calls for, and he was issued, options to purchase 863,242 shares of Protalex common stock. The options vest over four years, at an exercise price of $1.50. Vesting started his first day of employment, December 16, 2002, but the first third of these options were not earned until after one year of employment. The remaining options vest monthly over the remaining three years. The agreement also set out two bonuses that were paid to Mr. Kane, grants an allowance for health care benefits and states that we will pay all expenses relating to the performance of Mr. Kane's duties as CEO.

        We have an employment agreement with Hector W. Alila, our current Senior Vice President of Drug Development, which was effective as of March 1, 2004. Under the agreement, we granted Dr. Alila 50,000 shares of our common stock, made a one time payment of $10,000 and will pay a monthly salary of $14,167. Currently, he is paid at a rate of $16,250 per month. In addition, Dr. Alila was issued options to purchase 150,000 shares of our common stock. These options vest over four years at a rate of 1/48 per month, consistent with the provisions of our Employee Stock Option Plan, or the 2003 plan and have a 10-year term, subject to the terms of the 2003 plan. Dr. Alila is eligible to participate in our annual executive bonus plan, as well as in any life, health, accident, disability, or hospitalization insurance plans, pension plans, or retirement plans as our board of directors makes available to our executives as a group. The agreement also provides for payment to Dr. Alila of up to 12 payments equal to his monthly base salary in the event Dr. Alila is terminated without cause.

        Effective as of November 15, 2004, we entered into a letter agreement with Marc Rose, which provides for a monthly salary of $13,750 and a grant of options to acquire 100,000 shares of our common stock. These options vest over four years at a rate of 1/48 per month starting on May 15, 2005, retroactive to November 15, 2004, consistent with the provisions of the 2003 plan and have a 10-year term, subject to the terms of the 2003 plan. The letter agreement also provides for an award of 15,000 restricted shares of our common stock. Mr. Rose is eligible to participate in our annual executive bonus plan, as well as in any life, health, accident, disability, or hospitalization insurance plans, pension plans, or retirement plans as our board of directors makes available to our executives as a group. The agreement also provides for payment to Mr. Rose of up to 12 payments equal to his monthly base salary in the event Mr. Rose is terminated without cause.

DIRECTOR COMPENSATION

        Directors received stock-based compensation for their services as directors during the fiscal year ended May 31, 2004. We issued 734,333 stock options to directors during such fiscal year, at exercise prices ranging from $1.50 to $2.75. In addition we have an agreement with Kirk Raab, the Chairman of the Board, Carleton A. Holstrom, Chairman of the Audit Committee, and Dr. Eugene Bauer, to make annual payments to each aggregating $150,000, $20,000 and $20,000, respectively, as directors' fees.

        Directors do not receive separate meeting fees, but are reimbursed for out-of-pocket expenses. We do not provide a retirement plan for our non-employee directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        For the nine and three month periods ended February 28, 2005, the Company incurred $10,060 and $5,128 respectively, of expenses related to air travel to a partnership principally owned by the Chief Executive Officer of the Company. As of February 28, 2005, $3,080 is included within Accounts Payable and was subsequently paid on March 2, 2005.

        For the nine and three month periods ended February 28, 2005, the Company incurred $13,616 and $6,611 respectively, of expenses related to legal services to a firm, which employs one of the Company's board members.

        The Company has an agreement with its Chairman to pay $12,500 per month as a director fee. For the nine and three month periods ended February 28, 2005, the Company incurred $112,500 and $37,500 respectively for this director's fee.

        The Company has an agreement with each of Carleton A. Holstrom and Dr. Eugene Bauer to pay each of them $1,667 per month on a quarterly basis payable in arrears as a director fee. For the nine and three month periods ended February 28, 2005, the Company paid $5,000 and $5,000 respectively for to Mr. Holstrom for this fee. For each of the nine and three months periods ended February 28, 2005, the Company made no payments to Dr. Bauer for this fee.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Set forth in the following table is the beneficial ownership of common stock as of June 16, 2005, for our directors, the named executive officers listed in the Summary Compensation Table, our directors and executive officers as a group and each person or entity known by us to beneficially own more than five percent of the outstanding shares of our common stock.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock issuable currently or within 60 days of June 16, 2005, upon exercise of options or warrants held by that person or group are deemed outstanding. These shares, however, are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage ownership is based on 19,393,221 shares of common stock outstanding as of June 16, 2005, together with applicable options and warrants for each stockholder. Unless otherwise indicated, the address of each person listed below is in the care of Protalex, Inc., 145 Union Square Drive, New Hope, PA 18938.

                                                          Shares Beneficially Owned
                                                          -------------------------
Name & Address                                          Number                 Percent
--------------                                          ------                 -------
G. Kirk Raab, Chairman of the Board and              387,076(1)                    2.0%
   Director
Steven H. Kane, President, Chief Executive         1,064,844(2)                    5.5%
   Officer and Director
John E. Doherty, Director and former               3,037,660(3)                   15.7%
   President
Frank M. Dougherty, Director                         403,192(4)                    2.1%
Hector Alila, Senior Vice President of Drug          107,292(5)                       *
   Development
Marc L. Rose, Vice President of Finance,             29,583 (6)                       *
   Chief Financial Officer, Treasurer and
   Corporate Secretary
Carleton A. Holstrom, Director                       100,000(7)                       *
Thomas Stagnaro, Director                            265,000(8)                    1.4%
Eugene A. Bauer, Director                            100,000(9)                       *
Dinesh Patel, Director                           12,646,093(10)                   65.2%
vSpring SBIC, L.P.
   2795 E. Cottonwood Pkwy, Suite 360
   Salt Lake City, UT 84121                      12,646,093(10)                   65.2%
Integral Capital Partners VI, L.P.
   3600 South Lake Drive
   St. Francis, WI 53235                          1,687,500(11)                    8.7%
SF Capital Partners Ltd.
   3000 Sand Hill Road Big 3, Suite 240
   Menlo Park, CA 94025                           1,588,235(12)                    8.2%
All officers and directors as a group (10        13,247,968(13)                   78.9%
   persons)

*    Indicates less than 1%.

(1) Includes options to purchase 387,076 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

(2) Includes options to purchase 989,201 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

(3) Includes options to purchase 85,000 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

(4) Includes options to purchase 65,000 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

(5) Includes options to purchase 57,292 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

(6) Includes options to purchase 14,583 shares of Protalex common stock exercisable within 60 days of June 16, 2005

(7) Includes options to purchase 100,000 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

         (8) Includes options to purchase 265,000 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

         (9) Includes options to purchase 100,000 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

         (10) Includes warrants to purchase 1,047,255 shares of Protalex common stock exercisable within 60 days of June 16, 2005, and 8,463,091 shares of Protalex common stock (including options and warrants to purchase 2,655,126 shares of Protalex common stock exercisable within 60 days of June 16, 2005) held by Steven H. Kane, John E. Doherty, Frank M. Dougherty, G. Kirk Raab, Thomas P. Stagnaro, Marc L. Rose, Integral Capital Partners VI, L.P. and SF Capital Partners Ltd. for which vSpring SBIC, L.P. shares voting power as described in the following sentence. vSpring SBIC, L.P. has entered into a Shareholder Agreement dated September 18, 2003, as amended on May 25, 2005, with Steven H. Kane, John E. Doherty, Frank M. Dougherty, G. Kirk Raab, Thomas P. Stagnaro, Marc L. Rose, Integral Capital Partners VI, L.P. and SF Capital Partners Ltd., pursuant to which each such party executed proxies appointing vSpring SPEC, L.P. as their proxy to vote all of such party's respective shares (i) to fix and maintain the number of directors at seven and (ii) to cause and maintain the election of a candidate designated by vSpring SBIC, L.P. on the Protalex board of directors. The proxy may not be exercised on any other matter, and each party may vote their shares on all other matters.

                  vSpring Management L.L.C., a Delaware limited liability company, is the general partner of vSpring SBIC, L.P. Management of the business affairs of vSpring SBIC, L.P., including decisions respecting disposition and/or voting of the shares of Protalex common stock held by vSpring SBIC, L.P., resides in a majority of the managing members of vSpring Management, L.L.C., such that no single managing member of vSpring Management has voting and/or dispositive power of such shares. The managing members of vSpring Management, L.L.C. are Paul Ahlstrom, Ed Ekstrom, Dr. Dinesh Patel, Scott Petty and Greg Warnock. In furnishing information relating to the beneficial ownership of vSpring SBIC, L.P.'s shares, Protalex is relying solely on information provided by vSpring SBIC, L.P. and vSpring Management L.L.C. As noted above, Dinesh Patel, a member of our board of directors, is a managing member of vSpring Management, L.L.C., shares voting power in respect to vSpring Management L.L.C.'s shares and may be deemed to beneficially own the shares owned by vSpring Management L.L.C.

         (11) Includes warrants to purchase 437,500 shares of Protalex common stock exercisable within 60 days of June 16, 2005. Integral Capital Management VI, LLC, a Delaware limited liability company ("ICM6") is the general partner of Integral Capital Partners VI, L.P., a Delaware limited partnership ("ICP6"). Management of the business affairs of ICM6, including decisions respecting disposition and/or voting of Protalex common stock, resides in a majority of the managers of ICM6, such that no single manager of ICM6 has voting and/or dispositive power of the Protalex common stock held by ICP6. The managing members of ICM6 are Roger B. McNamee, John A. Powell, Pamela K. Hagenah, Charles A. Morris, Brian T. Stansky and Glen T. Kacher. In furnishing information relating to the beneficial ownership of ICP6's shares, Protalex is relying solely on information provided by ICM6 and ICP6 in the
                  Schedule 13D filed by such parties with the SEC on September 26, 2003.

         (12) Includes warrants to purchase 411,765 shares of Protalex common stock exercisable within 60 days of June 1, 2005 held directly by SF Capital Partners, Ltd., a British Virgin Islands company ("SF Capital"). Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro") which acts as investment manager and has sole power to direct the management of SF Capital. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. In furnishing information relating to the beneficial ownership of SF Capital's shares, Protalex is relying solely on information provided by Messrs. Roth and Stark. in the Schedule 13G filed by such parties with the SEC on November 6, 2003.

         (13) Includes options to purchase 1,734,248 shares and warrants to purchase 1,569,823 shares of Protalex common stock exercisable within 60 days of June 16, 2005.

                            DESCRIPTION OF SECURITIES

         The following description of our common stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed with the SEC.

         On December 1, 2004, Protalex, Inc., a New Mexico corporation, consummated a merger with and into its newly-formed, wholly-owned subsidiary, Protalex Delaware in order to reincorporate in the State of Delaware. Following our reincorporation, our authorized capital stock consists of 40,000,000 shares of $0.00001 par value common stock, of which 19,393,221 shares were issued and outstanding as of June 16, 2005. We have reserved 7,830,971 shares of common stock for issuance pursuant to outstanding options and warrants, including 3,661,255 shares reserved for issuance under existing stock option agreements and our 2003 Stock Option Plan. Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Protalex, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The General Corporation Law of the State of Delaware and our bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities. In general, our directors and officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our articles of incorporation.

         We maintain directors and officers liability insurance with an aggregate coverage limit of $1,000,000.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         - ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

         - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         - an exchange distribution in accordance with the rules of the applicable exchange;

         -        privately negotiated transactions;

         -        short sales;

         - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         -        a combination of any such methods of sale; and

         -        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares of common stock to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         Each selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In the event the selling shareholders are deemed to be "underwriters" they must comply with applicable laws and may, among other things:

         - not engage in any stabilization activities in connection with our common stock;

         - furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

         - not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts. We and the selling stockholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                              SELLING STOCKHOLDERS

         The selling stockholders purchased an aggregate of 2,593,788 shares of common stock in a private placement offering under Section 4(2) and Section 506 of Regulation D under the Securities Act. The selling stockholders also received warrants to purchase an aggregate of 920,121 shares of common stock upon exercise of warrants. The warrants have an exercise price of $2.25 per share.

         We have registered for resale the shares sold in the private placement and issuable on exercise of the warrants to permit the selling stockholders and transferees to resell the shares when they deem appropriate. Except with respect to vSpring SBIC, L.P., (as to which additional information is provided previously under the section of this prospectus entitled "Security Ownership of Certain Beneficial Owners and Management") and William Hitchcock, who served as our Chairman of the Board from October 2001 to October 2003, none of the selling stockholders or their respective affiliates has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessor or affiliates, nor is in a position where it should be able to control us.

         Three selling shareholders have affiliations with broker-dealers as follows

         - Terral Jordan's employer's wholly-owned subsidiary is a member of the NASD.

         - William M. Hitchcock is a registered representative of Pembroke Financial Partners LLC, which is a NASD member firm.

         - The Havens family also owns stock in A.G. Edwards and Morgan Stanley, who are members of the NASD.

         In the purchase agreement, each of the selling stockholders, including those selling stockholders with broker-dealer affiliations, represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities laws. In addition, each of the selling stockholders purchased the shares in the ordinary course of business and represented that it qualifies as an "accredited investor" as such term is defined in Rule 501 under the Securities Act.

         The table below sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

         Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock issuable currently or within 60 days of June 16, 2005, upon exercise of options or warrants held by that person or group, are deemed outstanding. These shares, however, are not deemed outstanding for computing the percentage ownership of any other person. Percentage ownership is based on 19,393,221 shares of common stock outstanding as of June 16, 2005, together with applicable options and warrants for each stockholder.

                                                    NO. OF       SHARES OWNED PRIOR              SHARES OWNED AFTER
                                                    SHARES         TO THE OFFERING                  THE OFFERING
                                                   OFFERED  ---------------------------------------------------------
                                                 (INCLUDES
                                                     STOCK
                                                UNDERLYING
                                                 WARRANTS)          NUMBER     PERCENTAGE        NUMBER    PERCENTAGE
---------------------------------------------------------------------------------------------------------------------
vSpring Capital. L.P                          1,403,590(1)  12,600,060(28)          65.0%         0(29)             *
Christoph Henkel                                668,377(2)        747,789           3.9%%       79,412              *
Kinloch Rice Fields                             334,188(3)        741,247            3.8%      397,059           2.0%
Sandra Pessin                                   195,500(4)        195,500            5.8%            0              *
Pacific Growth Equites                          100,000(5)        100,000               *            0              *
Douglas Heller                                   66,838(6)         66,838               *            0              *
Josephine K. Doherty                             66,838(7)         66,838               *            0              *
Eric N. Fellner                                  66,838(8)        201,838            1.0%      135,000              *

George K. Hickox, Jr.                            65,167(9)         65,167               *            0              *
Cape May Limited Partnership                    65,167(10)         65,167               *
The Linclon Fund, L.P.                          50,129(11)        288,365            1.5%      238,236           1.2%
David MacMillian                                33,419(12)        160,478               *      127,059              *
William Hitchcock                               33,419(13)        647,099            3.3%      613,680           3.2%
Maud Thilghman Walker                           33,419(14)        110,086               *       76,667              *
Scott Holmes                                    33,419(15)         33,419               *            0              *
Steven and Mary Kane                            33,419(16)         83,421               *       50,002              0
James Hanosh                                    33,419(17)        897,369            4.6%      863,950           4.4%
James R. Walker                                 33,419(18)        200,919            1.0%      167,500              *
Oakwood Holdings                                33,419(19)         33,419               *            0              *
Jane Smith Turner Trust                         33,333(20)         33,333               *            0              *
Craig Lunsman                                   26,067(21)         26,067               *            0              *
Robert Havens (Peter H. Havens Trust FBO        23,392(22)         43,392               *       20,000              *
   Robert Havens)
Victoria Havens (Mary L. Smith Trust FBO        20,053(23)         40,053               *       20,000              *
   Victoria L. Havens)
Louise Havens (Louise Havens Trust)             20,053(24)         99,553               *       73,500              *
Terral Jordan                                   16,710(25)        137,210               *      120,500              *
Sona Rajni Banker                               13,375(26)         13,375               *            0              *
Jack Benoff                                      8,021(27)          8,021               *            0              *

         *        Indicates less than 1%.

         (1) Includes stock underlying a warrant to purchase 326,667 shares of common stock at an exercise price of $2.25 per share.

         (2) Includes stock underlying a warrant to purchase 155,556 shares of common stock at an exercise price of $2.25 per share.

         (3) Includes stock underlying a warrant to purchase 77,778 shares of common stock at an exercise price of $2.25 per share.

         (4) Includes stock underlying a warrant to purchase 45,500 shares of common stock at an exercise price of $2.25 per share.

         (5) Includes stock underlying a warrant to purchase 100,000 shares of common stock at an exercise price of $2.25 per share. Pacific Growth Equities acted in a consulting role in connection with the May 2005 financing transaction.

         (6) Includes stock underlying a warrant to purchase 15,556 shares of common stock at an exercise price of $2.25 per share.

         (7) Includes stock underlying a warrant to purchase 15,556 shares of common stock at an exercise price of $2.25 per share.

         (8) Includes stock underlying a warrant to purchase 15,556 shares of common stock at an exercise price of $2.25 per share.

         (9) Includes stock underlying a warrant to purchase 15,167 shares of common stock at an exercise price of $2.25 per share.

         (10) Includes stock underlying a warrant to purchase 15,167 shares of common stock at an exercise price of $2.25 per share.

         (11) Includes stock underlying a warrant to purchase 11,667 shares of common stock at an exercise price of $2.25 per share.

         (12) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (13) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share. Mr. Hitchcock previously served as Chairman of the Board of Protalex from October 2001 to October 2003.

         (14) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (15) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (16) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (17) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (18) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (19) Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

         (20) Includes stock underlying a warrant to purchase 33,333 shares of common stock at an exercise price of $2.25 per share. Jane Smith Turner Trust was compensated with a finders' fee in connection with the May 2005 financing transaction.

         (21) Includes stock underlying a warrant to purchase 6,067 shares of common stock at an exercise price of $2.25 per share.

         (22) Includes stock underlying a warrant to purchase 5,444 shares of common stock at an exercise price of $2.25 per share.

         (23) Includes stock underlying a warrant to purchase 5,444 shares of common stock at an exercise price of $2.25 per share.

         (24) Includes stock underlying a warrant to purchase 4,667 shares of common stock at an exercise price of $2.25 per share.

         (25) Includes stock underlying a warrant to purchase 3,889 shares of common stock at an exercise price of $2.25 per share.

         (26) Includes stock underlying a warrant to purchase 3,113 shares of common stock at an exercise price of $2.25 per share.

         (27) Includes stock underlying a warrant to purchase 1,867 shares of common stock at an exercise price of $2.25 per share.

         (28) Includes those shares discussed in footnote 9 to the table included in the section of this prospectus entitled "Security Ownership of Certain Beneficial Owners and Management".

         (29) Upon vSping SBIC, L.P.'s sale of its shares (including shares underlying warrants) through this offering, vSpirng will no longer be deemed to beneficially own the shares held by Steven H. Kane, John E. Doherty, Frank M. Dougherty, G. Kirk Raab, Marc L. Rose and Thomas P. Stagnaro

                                  LEGAL MATTERS

         The validity of the shares of common stock being offered hereby will be passed upon for us by Reed Smith LLP, San Francisco, California.

                                     EXPERTS

         Our audited financial statements at May 31, 2004 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Protalex, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference room of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov or our website at http://www.protalex.com. Information contained in our web site is not part of this prospectus.

         Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We furnish our stockholders with annual reports containing audited financial statements.

                          INDEX TO FINANCIAL STATEMENTS

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                       AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm                             F-2

Balance Sheets at May 31, 2004 and 2003                                      F-3

Statements of Operations for the Fiscal Years Ended May 31, 2004 and 2003
and From Inception (September 17, 1999) through May 31, 2004                 F-4

Statements of Stockholders' Equity (Deficit) for the Fiscal Years Ended
May 31, 2004 and 2003 and From Inception (September 17, 1999) through May
31, 2004                                                                     F-5

Statements of Cash Flows for the Fiscal Years Ended May 31, 2004 and 2003
and From Inception (September 17, 1999) through May 31, 2004                 F-7

Notes to Financial Statements                                                F-9

                      UNAUDITED FINANCIAL STATEMENTS

Balance Sheets at February 28, 2005 (unaudited) and May 31, 2004            F-17

Statements of Operations for the Three and Nine Months Ended February 28,
2005 and Three and Nine Months Ended February 29, 2004 (unaudited) and
From Inception (September 17, 1999) through February 28, 2005 (unaudited)   F-19

Statements of Cash Flows for the Nine Months Ended February 28, 2005 and
February 29, 2004 (unaudited) and From Inception (September 17, 1999)
through February 28, 2005, (unaudited)                                      F-20

Notes to Interim Financial Statements (unaudited)                           F-22

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Protalex, Inc.

We have audited the accompanying balance sheets of Protalex, Inc. (a New Mexico Corporation in the development stage) as of May 31, 2004 and 2003, and the related statement of operations, changes in stockholders' equity, and cash flows for the years then ended and for the cumulative period from inception through May 31, 2004, as it relates to the fiscal years ended May 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protalex, Inc. as of May 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, and for the cumulative period from inception through May 31, 2004, as it relates to the fiscal years ended May 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
July 23, 2004

                                 Protalex, Inc.
                      (A Company in the Development Stage)
                                 BALANCE SHEETS
                                     May 31,

                                                            2004           2003
                                                        ------------   ------------
                        ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                          $  9,292,783   $    280,052
     Employee advances                                        11,493             --
     Prepaid expenses                                         10,548          6,872
                                                        ------------   ------------

         Total current assets                              9,314,824        286,924
                                                        ------------   ------------

EQUIPMENT:
     Lab equipment                                           260,425        248,706
     Office and computer equipment                           153,266        134,387
     Furniture and fixtures                                   25,556         21,268
     Leasehold improvements                                    5,540         10,685
                                                        ------------   ------------

                                                             444,787        415,046
     Less accumulated depreciation                          (342,723)      (288,231)
                                                        ------------   ------------

                                                             102,064        126,815
                                                        ------------   ------------

OTHER ASSETS:
     Deposits                                                  7,590             --
     Intellectual technology property, net of
     accumulated amortization of $4,653 in 2004 and
     $3,638 in 2003                                           15,647         16,662
                                                        ------------   ------------

         Total other assets                                   23,237         16,662
                                                        ------------   ------------

TOTAL                                                   $  9,440,125   $    430,401
                                                        ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of capital lease obligation     $     20,487   $     21,341
     Accounts payable                                        377,100        115,494
     Payroll taxes payable                                    24,560          8,816
     Interest payable                                             --             15
                                                        ------------   ------------

         Total current liabilities                           422,147        145,666
     Capital lease obligation, less current maturities        20,046         41,165
     Other                                                     1,544             --
                                                        ------------   ------------

         Total liabilities                                   443,737        186,831
                                                        ------------   ------------

STOCKHOLDERS' EQUITY:
     Common stock, no par value, authorized               14,683,854      3,758,315
         40,000,000 shares, 16,784,433 and
         12,247,950 shares issued and outstanding
         as of May 31, 2004 and 2003, respectively
                                                        ------------   ------------
     Common stock, contra                                         --       (368,547)
     Additional paid in capital                            1,052,008        603,912
     Deficit accumulated during the development stage     (6,739,474)    (3,750,110)
                                                        ------------   ------------


         Total stockholders' equity                        8,996,388        243,570
                                                        ------------   ------------

         TOTAL                                          $  9,440,125   $    430,401
                                                        ============   ============

The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS

               For the years ended May 31, 2004 and 2003, and From Inception (September 17, 1999) through May 31, 2004

                                                                                   FROM INCEPTION
                                                 YEAR ENDED        YEAR ENDED         THROUGH
                                                MAY 31, 2004      MAY 31, 2003      MAY 31, 2004
                                                ------------      ------------     --------------
REVENUES                                        $         --      $         --      $         --
OPERATING EXPENSES:
   Research and development                       (1,339,190)         (909,246)       (3,682,906)
   Administrative                                 (1,393,347)         (640,927)       (2,356,746)
   Professional fees                                (288,077)          (71,548)         (565,293)
   Depreciation and amortization                      (5,486)          (41,167)         (140,995)
                                                ------------      ------------      ------------

   Operating Loss                                 (3,026,100)       (1,662,888)       (6,745,940)
OTHER INCOME (EXPENSE):
   Interest income                                    44,618             9,389            84,285
   Interest expense                                   (6,321)           (2,572)          (67,239)
   Loss on disposal                                   (1,561)           (9,019)          (10,580)
                                                ------------      ------------      ------------

      NET LOSS                                  $ (2,989,364)     $ (1,665,090)     $ (6,739,474)
                                                ============      ============      ============
   Weighted average number of common
   shares outstanding                             15,384,933        12,197,325        11,868,938
                                                ============      ============      ============
   Loss per common share -basic and
   diluted                                      $       (.19)     $       (.14)     $       (.57)
                                                ============      ============      ============

The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
            From Inception (September 17, 1999) through May 31, 2004

                                                                                                        DEFICIT
                                                                                                      ACCUMULATED
                                                                         ADDITIONAL       COMMON        IN THE
                                                 COMMON STOCK             PAID IN         STOCK-      DEVELOPMENT
                                             SHARES         AMOUNT        CAPITAL         CONTRA         STAGE          TOTAL
                                          ------------   ------------   ------------   ------------   ------------   ------------
September 17, 1999 - initial issuance
   of 10,000 shares for intellectual
   technology license at $.03 per share         10,000   $        300   $         --   $         --   $         --   $        300
September 30, 1999 - cost of public
   shell acquisition over net assets
   acquired to be accounted for as a
   Recapitalization                                 --             --             --       (250,000)            --       (250,000)
October 27, 1999 - issuance of 84
   shares to individual for $25,000                 84         25,000             --             --             --         25,000
November 15, 1999 - reverse merger
   transaction with Enerdyne
   Corporation, net transaction amounts      8,972,463        118,547             --       (118,547)            --             --
November 18, 1999 - February 7, 2000 -
   issuance of 459,444 shares to
   various investors at $0.36 per share        459,444        165,400             --             --             --        165,400
January 1, 2000 - issuance of 100,000
   shares in exchange for legal services       100,000         15,000             --             --             --         15,000
May 1 - 27, 2000 - issuance of 640,000
   shares to various investors at $1.00
   per share                                   640,000        640,000             --             --             --        640,000
May 27, 2000 - issuance of 1,644 shares
   to individual in exchange for
   interest Due                                  1,644          1,644             --             --             --          1,644
Net loss for the year ended May 31, 2000            --             --             --             --       (250,689)      (250,689)
                                          ------------   ------------   ------------   ------------   ------------   ------------
   Balance, May 31, 2000                    10,183,635        965,891             --       (368,547)      (250,689)       346,655
December 7, 2000 - issuance of 425,000
   shares to various investors at $1.00
   per share                                   425,000        425,000             --             --             --        425,000
May 31, 2001 - Forgiveness of debt owed
   to shareholder                                   --             --         40,000             --             --         40,000
Net loss for the year ended May 31, 2001            --             --             --             --       (553,866)      (553,866)
                                          ------------   ------------   ------------   ------------   ------------   ------------

   Balance, May 31, 2001                    10,608,635      1,390,891         40,000       (368,547)      (804,555)       257,789
August 13, 2001 - Contribution by
   Shareholders                                     --             --        143,569             --             --        143,569
November 7, 2001 - issuance of 881,600
   Shares at $1.25 per share                   881,600      1,102,000             --             --             --      1,102,000

                                                                                                          DEFICIT
                                                                                                        ACCUMULATED
                                                                             ADDITIONAL      COMMON       IN THE
                                                    COMMON STOCK              PAID IN        STOCK-     DEVELOPMENT
                                               SHARES          AMOUNT         CAPITAL       CONTRA         STAGE          TOTAL
                                            ------------    ------------   ------------  ------------   ------------   ------------
November 26, 2001 - options issued to
   board member                                       --              --        133,000            --             --        133,000
Net loss for the year ended May 31, 2002              --              --             --            --     (1,280,465)    (1,280,465)
                                            ------------    ------------   ------------  ------------   ------------   ------------
   Balance, May 31, 2002                      11,490,235       2,492,891        316,569      (368,547)    (2,085,020)       355,893
July 5, 2002 - issuance of 842,000 shares
   at $1.50 per share                            842,000       1,263,000             --            --             --      1,263,000
July 1, 2002 - May 1, 2003 - purchase of
   common stock from shareholder at $.70
   per share                                    (130,955)        (91,667)            --            --             --        (91,667)
January 15, 2003 - May 15, 2003 - common
   stock issued to Company president              41,670          82,841             --            --             --         82,841
May 14, 2003 - common stock issued to
   employee                                        5,000          11,250             --            --             --         11,250
June 1, 2002 - May 31, 2003 - options
   issued to board members and employees              --              --        287,343            --             --        287,343
Net loss for the year ended May 31, 2003              --              --             --            --     (1,665,090)    (1,665,090)
                                            ------------    ------------   ------------  ------------   ------------   ------------

Balance, May 31, 2003                         12,247,950       3,758,315        603,912      (368,547)    (3,750,110)       243,570
June 15, 2003, common stock issued to
   Company president                               8,334          16,418             --            --             --         16,418
June 15, 2003, purchase of common stock
   from shareholder                              (12,093)         (8,333)            --            --             --         (8,333)
September 18, 2003 - issuance of 7,445,646
   of common stock issued in private
   placement At $1.70 per share, net of
   transaction costs                           7,445,646      11,356,063             --            --             --     11,356,063
September 19, 2003 - repurchase and

   retired 2,994,803 shares for $300,000      (2,994,803)       (300,000)            --            --             --       (300,000)
December 12, 2003 - issuance of 39,399
   shares to terminated employees at $2.60
   per share                                      39,399         102,438             --            --             --        102,438
March 1, 2004 - common stock issued to
   employee at $2.55 per share                    50,000         127,500             --            --             --        127,500
May 31, 2004 - reclassify common stock
   contra to common stock                             --        (368,547)            --       368,547             --             --
June 1 , 2003 - May 31, 2004 - options
   issued to board members, employees and
   consultants                                        --              --        448,096            --             --        448,096
Net loss for the year ended May 31, 2004              --              --             --            --     (2,989,364)    (2,989,364)
                                            ------------    ------------   ------------  ------------   ------------   ------------

   Balance, May 31, 2004                      16,784,433    $ 14,683,854   $  1,052,008            --   $ (6,739,474)  $  8,996,388
                                            ============    ============   ============  ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS

          For the years ended May 31, 2004 and 2003, and From Inception
                    (September 17, 1999) through May 31, 2004

                                                                                                       FROM INCEPTION
                                                                      YEAR ENDED        YEAR ENDED       THROUGH
                                                                     MAY 31, 2004      MAY 31, 2003     MAY 31, 2004
                                                                     ------------      ------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                $ (2,989,364)     $ (1,665,090)    $ (6,739,474)
Net loss
Adjustments to reconcile net loss to net cash and cash
    equivalents used in operating activities:
    Loss on disposal of equipment                                           1,561             9,019           10,580
    Depreciation and amortization                                          64,631           108,641          369,897
    Non cash compensation expense                                         694,452           381,434        1,208,886
    Non cash expenses                                                          --                --           16,644
Increase in advances, prepaid expenses and deposits                       (22,759)           (5,270)         (29,631)
Increase in accounts payable                                              261,606            59,389          377,100
Increase in payroll and related liabilities                                15,744             6,471           24,560
Increase in other liabilities                                               1,544                --            1,544
Decrease in interest payable                                                  (15)             (538)              --
                                                                     ------------      ------------     ------------

      Net cash and cash equivalents used in operating activities       (1,972,600)       (1,105,944)      (4,759,894)
                                                                     ------------      ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of intellectual technology license - fee portion               --                --          (20,000)
    Acquisition of equipment                                              (40,426)          (15,236)        (331,307)
    Excess of amounts paid for Public Shell over assets
        acquired to be accounted for as a recapitalization                     --                --         (250,000)
    Proceeds from disposal of equipment                                        --             6,000            6,000
                                                                     ------------      ------------     ------------

        Net cash and cash equivalents used in investing
        activities                                                        (40,426)           (9,236)        (595,307)
                                                                     ------------      ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from stock issuance                                       11,356,063         1,263,000       14,976,464
    Principal payment on installment purchase payable                     (21,973)          (37,968)        (254,878)
    Contribution by shareholders                                               --                --          183,569
    Principal payment on note payable individual                               --                --         (225,717)
    Issuance of note payable to individual                                     --                --          368,546
    Acquisition of common stock                                          (308,333)          (91,667)        (400,000)
                                                                     ------------      ------------     ------------

        Net cash and cash equivalents provided by financing
        activities                                                     11,025,757         1,133,365       14,647,984
                                                                     ------------      ------------     ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                               9,012,731            18,185        9,292,783
Cash and cash equivalents, beginning                                      280,052           261,867               --
                                                                     ------------      ------------     ------------

Cash and cash equivalents, ending                                    $  9,292,783      $    280,052     $  9,292,783
                                                                     ============      ============     ============

Interest paid                                                        $      6,336      $      2,558     $     64,028
                                                                     ============      ============     ============

Taxes paid                                                           $         --      $         --     $         50
                                                                     ============      ============     ============

   The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS

            From Inception (September 17, 1999) through May 31, 2004

NOTE A - DESCRIPTION OF OPERATIONS AND DEVELOPMENT STAGE STATUS

Protalex, Inc. (the Company or Protalex) is a development stage enterprise incorporated on September 17, 1999 in Albuquerque, New Mexico. The Company's headquarters are located in New Hope, Pennsylvania. The Company was formed to take all necessary steps to fully develop and bring to commercial realization certain bioregulator technology for the treatment of human diseases. The Company has no operating revenue.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company is a development stage enterprise and does not anticipate generating operating revenue for the foreseeable future. The ability of the Company to continue as a going concern is dependent upon developing products that are regulatory approved and market accepted. There is no assurance that these plans will be realized in whole or in part. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. Estimated amounts could differ from actual results.

2.    Loss per Common Share

      The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128) which is effective for periods ending after December 15, 1997. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in the future. As of May 31, 2004, the Company had a total of 6,762,654 potentially dilutive securities.

3.    Stock Based Compensation

      The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 ("SFAS No. 148), "Accounting for Stock-Based Compensation - Transition and Disclosure." The Company does not plan to adopt the fair value method of accounting of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123) for stock issued to employees. The company accounts for those options granted to employees using the intrinsic value recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with APB 25, the Company records compensation cost as the difference between the exercise price of the options and the fair market value of the Company stock on the measurement (grant) date. These costs are amortized to expense over the options vesting period. Options to non-employees are accounted for using the "fair value" method, which recognizes the value of the option as an expense over the related service period with a corresponding increase to paid-in capital.

      The following table illustrates the effect on net loss and earnings per share if the Company applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation.

                                                                                              From Inception
                                                            Year Ended        Year Ended        Through May
                                                           May 31, 2004      May 31, 2003        31, 2004
                                                           ------------      ------------     --------------
Net loss, as reported                                      $ (2,989,364)     $ (1,665,090)     $ (6,739,474)
Add:  stock-based employee compensation expense
   included in reported net loss                                306,969           287,343           594,312
Deduct: stock-based employee compensation Expense
   determined under fair-value method for all awards         (1,087,701)         (817,233)       (1,904,934)
                                                           ------------      ------------      ------------

  Pro forma net loss                                       $ (3,770,096)     $ (2,194,980)     $ (8,050,096)
                                                           ============      ============      ============

Loss per common share, as reported - basic and diluted     $       (.19)     $       (.14)     $       (.57)
Proforma loss per common share - basic and diluted         $       (.25)     $       (.18)     $       (.68)

The fair value of the options are estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                              FROM INCEPTION
                             YEAR ENDED       YEAR ENDED         THROUGH
                            MAY 31, 2004     MAY 31, 2003      MAY 31, 2004
                            ------------     ------------     --------------
Dividends per year                     0                0                 0
Volatility percentage           95%-102%               85%         90%-131%
Risk free interest rate      2.07%-4.78%             4.25%      2.07%-5.11%
Expected life (years)                  4              3-4               3-5

4.    Cash and Cash Equivalents

      For the purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents.

5.    Equipment, Intellectual Technology Property, Depreciation and Amortization

      Equipment is carried at cost. Depreciation has been provided by the Company in order to amortize the cost of equipment over their estimated useful lives, which is estimated to be over three to five years. The Company uses the straight-line method for all classes of assets for book purposes. Depreciation expense is $ 63,616, $107,626 and $365,244 for the years ended May 31, 2004, 2003 and from inception through May 31, 2004, respectively. Depreciation included in research and development expense totaled $59,145, $67,474 and $288,047 for the years ended May 31, 2004 and 2003 and from inception to May 31, 2004, respectively.

      The Company's intellectual technology property was originally licensed from a former related party. This intellectual technology property was then assigned to the Company upon the dissolution of the related party. The cost of the intellectual technology property is being amortized over a 20-year period. Amortization expense is $ 1,015, $1,015 and $4,653 for the years ended May 31, 2004, 2003 and from inception through May 31, 2004, respectively. The Company reviews the intellectual property for impairment on at least an annual basis in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets". Amortization expense for the intellectual property will be $1,015 for each of the next five years.

6.    Income Taxes

      Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for the requirement of current tax law and deferred taxes. Deferred taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company does not expect to have current income taxes payable or deferred tax balances for the foreseeable future.

7.    Other Comprehensive Income

      From September 17, 1999 (inception) through May 31, 2004, the Company had no changes in equity which constitute components of other comprehensive income.

8. Research and Development - Research and development costs are expensed as incurred and also includes depreciation as reported above.

9. Fair Value of Financial Instruments - The fair value of the Company's financial instruments, principally cash and debt, approximates their carrying value.

10.   Recent Accounting Pronouncements

      In November 2002, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has not historically issued guarantees and, as such, the adoption of FIN 45 did not have a material effect on the Company's financial statements.

      In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this statement did not have a significant impact on the Company's financial position, results of operations, or cash flows since the Company currently has no VIEs. In December 2003, the FASB issued FIN 46R with respect to VIEs created before January 31, 2003, which, among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities (SPE). The consolidation requirements apply to all SPEs in the first fiscal year or interim period ending after December 15, 2003. The Company adopted the provision of FIN46R effective February 27, 2004, and such adoption did not have a material impact on the financial statements since the Company currently has no SPEs.

      On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments:

      - mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;

      - instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, including put options and forward purchase contracts; and

      - obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

      SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position, results of operations or cash flows.

11.   Reclassifications

      Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

NOTE C - REVERSE MERGER

On November 15, 1999, Enerdyne Corporation ( Enerdyne or Public Shell) acquired all of the outstanding common stock of Protalex, Inc. (Protalex) in exchange for the issuance of additional shares of Enerdyne stock. The ratio of exchange was 822 shares of Enerdyne stock issued for each share of Protalex stock received. For accounting purposes, the acquisition has been treated as an acquisition of Enerdyne by Protalex and as a recapitalization of Protalex (Reverse Merger). The historical financial statement of operations presented herein include only those of the accounting acquirer and the retained earnings (deficit) of only the accounting acquirer carries over consistent with the requirements of reverse merger accounting. Concurrently with the share exchange, Enerdyne changed its name to Protalex, Inc.

The details of the reverse merger transaction are as follows:

                                                    ENERDYNE         TRANSACTION    BALANCE SHEET AT
                                PROTALEX, INC.     CORPORATION       ADJUSTMENTS    NOVEMBER 16, 1999
                                --------------    -------------     -------------   -----------------
     ACCOUNT DESCRIPTION
Cash                            $     23,531      $         --      $         --      $     23,531
Note receivable shareholder               --           118,547                --           118,547
License                               20,300                --                --            20,300
Investment in Enerdyne               368,547                --          (368,547)               --
Other current assets                   8,212                --                --             8,212
Other current liabilities            (17,555)               --                --           (17,555)
Accounts payable Alex                (40,000)               --                --           (40,000)
Note payable                        (368,546)               --                --          (368,546)

Common stock                         (25,300)         (833,459)          714,912          (143,847)
Additional paid in capital                --        (1,105,014)        1,105,014                --
Treasury stock                            --           430,424          (430,424)               --
Accumulated deficit                   30,811         1,389,502        (1,389,502)           30,811
Common stock - contra                     --      $         --           368,547           368,547
                                ------------      ------------      ------------      ------------

                                $         --      $         --      $         --      $         --
                                ============      ============      ============      ============

Additional information in connection with stock amounts and number of shares issued is as follows:

                                                                                               ENERDYNE CORPORATION
                                                            PROTALEX, INC.                                    SHARES
ACCOUNT DESCRIPTION                                    SHARES           AMOUNT      OUTSTANDING       TREASURY        AMOUNT
                                                     ------------    ------------   ------------    ------------   ------------
Common stock                                         $     10,084    $     25,300   $  1,578,907    $    238,500   $    833,459
822 to 1 stock recapitalization                           (10,084)             --      8,289,048              --             --
Cancellation of shares formerly held by Protalex in
   Enerdyne                                                    --              --       (885,408)             --             --
Increase to record net assets of Enerdyne                      --         118,547             --              --             --
Cancellation of common stock amounts for Enerdyne              --              --             --              --       (833,459)
Name change to Protalex, Inc.                                  --              --             --              --             --
                                                     ------------    ------------   ------------    ------------   ------------

                                                     $         --    $    143,847   $  8,982,547    $    238,500   $         --
                                                     ============    ============   ============    ============   ============

NOTE D - INCOME TAXES

The provision for income taxes for the years ended May 31, 2004 and 2003 consist of the following. Total income tax benefit differs from the amounts computed by applying the statutory tax rate to loss before income taxes.

                                                          YEARS ENDED
                                                 -------------------------------
                                                 MAY 31, 2004      MAY 31, 2003
                                                 -------------     -------------
Statutory federal and statutory rates of 40%     $  1,195,746      $    666,036
Increase in valuation allowance                    (1,195,746)         (666,036)
                                                 ------------      ------------

Actual tax benefit                               $         --      $         --
                                                 ============      ============

For the years ended May 31, 2004 and 2003, the components of income tax (benefit) expense consist of the following:

Current:
   Federal                                       $         --      $         --
   State                                                   --                --
                                                 ------------      ------------
Deferred:
   Federal                                            926,000           618,000
   State                                              163,000           109,000
   Valuation allowance                             (1,089,000)         (727,000)
                                                 ------------      ------------

       Income tax benefit                        $         --      $         --
                                                 ============      ============

The components of the net deferred tax asset as of May 31, 2004 and 2003 are as follows:

Assets:
   Net operating losses                          $  2,311,000      $  1,459,000
   Vacation accrual                                     6,000             3,000
   Warrants and options                               411,000           169,000
                                                 ------------      ------------

       Deferred tax assets                          2,728,000         1,631,000
                                                 ------------      ------------

Liability
   Equipment                                          (32,000)          (24,000)
                                                 ------------      ------------

Net deferred tax asset                              2,696,000         1,607,000
Less valuation allowance                           (2,696,000)       (1,607,000)
                                                 ------------      ------------

Deferred tax asset, net of valuation allowance   $         --      $         --
                                                 ============      ============

The net deferred taxes have been fully offset by a valuation allowance since the Company cannot currently conclude that it is more likely than not that the benefits will be realized. The net operating loss carryforward for income tax purposes of approximately $5,779,000 as of May 31, 2004 expires beginning in 2014 through 2019. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than a 50% change in ownership). As a result of these provisions, utilization of the NOL and tax credit carryforwards may be limited.

NOTE E - RELATED PARTIES

During the year ended May 31, 2004, the Company incurred $10,505 of expenses related to air travel to a partnership principally owned by the President of the Company. In addition, the Company incurred $15,238 of expenses related to legal services paid to a law firm, which employs one of the Company's board members. The Company also has an agreement with its Chairman to pay $12,500 per month for his services. During the year ended May 31, 2004 the Company incurred $122,177 related to these services.

NOTE F - CAPITAL LEASE OBLIGATIONS

Protalex leases certain equipment under a capital lease. As of May 31, 2004 and 2003, the recorded amount of assets, net of related accumulated depreciation was $40,767 and $61,151, respectively.

Future minimum lease payments and the related present value of the future obligation under the capital lease at May 31, 2004 are as follows:

2005                                                                $   22,622

2006                                                                    20,736
                                                                    ----------

Total minimum obligations                                               43,358
Interest                                                                (2,825)
                                                                    ----------
Present value of minimum capital lease                                  40,533
obligations

Current portion                                                        (20,487)
                                                                    ----------
Long-term capital lease obligations                                 $   20,046
                                                                    ==========

NOTE G - STOCK OPTIONS

Prior to January 22, 2004, all options were issued as "stand alone" options. On January 22, 2004, the board of directors of the Company approved the Protalex, Inc. 2003 Stock Option Plan., which provides for incentive and non-qualified stock options to purchase a total of 1,500,000 shares of the Company's Common Stock. Under the terms of the plan, incentive options may not be granted for less than the fair market value of the Common Stock at the date of the grant and non-qualified options shall not be granted for less than 85% of the fair market value of the Common Stock at the date of the grant. Vesting generally occurs ratably over four years and is exercisable over a period no longer than ten years after the grant date. As of May 31, 2004, options to purchase 150,000 shares of the Company's Common Stock were granted, with no options being exercisable.

A summary of the common stock option activity for employees, directors and officers as of May 31, 2004 is as follows:

                                        WEIGHTED
                                        AVERAGE
                                        EXERCISE
                                   OPTIONS           PRICES         EXERCISABLE
                                -------------     ------------     -------------
Balance, September 17, 1999               --      $         --               --
Granted, April 28, 2000               40,000              .036           40,000
Granted, November 26, 2001           100,000              1.25          100,000
Expired, April 28, 2002              (40,000)             .036          (40,000)
Granted, June 1, 2002                125,000              1.50          125,000
Granted, July 18, 2002               100,000              1.50          100,000
Granted, October 24, 2002            100,000              1.45          100,000
Granted, December 16, 2002           863,242              1.50          419,632
Granted, December 16, 2002            50,000              1.70           50,000
Granted, March 15, 2003              130,000              1.50               --
Granted, April 1, 2003                40,000              1.50            9,167
Granted, July 1, 2003                 40,000              1.50            8,332
Granted, August 13, 2003             100,000              1.50          100,000
Granted, September 19, 2003          584,333              1.50          185,767
Granted, January 1, 2004             225,000              1.96           90,625
Forfeited, January 22, 2004         (130,000)             1.50               --
Granted, March 1, 2004               150,000              2.17               --
                                ------------                       ------------

                                   2,477,575                          1,288,523
                                ============                       ============

The following summarizes certain information regarding stock options at May 31, 2004:

                                     TOTAL                                               EXERCISABLE
 EXERCISE PRICE                 WEIGHTED AVERAGE     WEIGHTED AVERAGE                  WEIGHTED AVERAGE    WEIGHTED AVERAGE
     RANGE           NUMBER      EXERCISE PRICE    REMAINING LIFE (YRS)     NUMBER      EXERCISE PRICE      REMAINING LIFE
---------------     ---------   ----------------   --------------------    ---------   ----------------    ----------------
$1.25 - 1.75        2,102,575       $1.49               8.64               1,197,898        $1.48             8.64
$1.75 - 2.25          375,000       $2.04               9.58                  90,625        $1.96             9.58
                    ---------                                              ---------

                    2,477,575                                              1,288,523
                    =========                                              =========

NOTE H - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its office space under a non-cancellable operating lease. The lease term is for three years, with an option to extend for one or two years beyond the initial term. Rent expense for the years ended May 31, 2004 and 2003 were $37,571 and $23,870, respectively.

Future minimum lease payments are as follows:

            YEAR ENDING MAY 31,
               2005                                    $ 91,036
               2006                                      95,588
               2007                                      65,816
                                                       --------
                 Total                                 $252,440
                                                       ========

NOTE I - SALE AND REPURCHASE OF COMMON STOCK

On September 18, 2003, the Company closed a private placement, raising a total of $11,356,063, net of transaction costs in exchange for 7,445,646 shares of common stock and 2,605,976 warrants exercisable at $2.40 per share, expiring on September 18, 2008. In addition, 558,423 warrants, exercisable at $2.40 per share, were issued to Merriman and Company, as part of their fee for acting as placement agent.

On September 19, 2003, the Company repurchased and retired 2,994,803 shares of common stock from former Chief Scientific Officer Paul Mann and family members for $300,000.

NOTE J - TERMINATION AGREEMENTS

In December 2003, the Company terminated several employees, including its Chief Financial Officer, when it officially moved its headquarters to New Hope, Pennsylvania. The Employment Termination Agreement provided for severance pay, generally for three months, and the issuance of 39,399 shares of the Company's common stock.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                                 BALANCE SHEETS

                                                                          February 28, 2005   May 31, 2004
                                                                          -----------------   ------------
                                                                             (Unaudited)        (Audited)
                                                                            -------------     -------------
                                   ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                              $  5,860,208      $  9,292,783
     Prepaid expenses and employee advances                                       22,883            22,041
                                                                            ------------      ------------

             Total current assets                                              5,883,091         9,314,824
                                                                            ------------      ------------

PROPERTY & EQUIPMENT:
     Lab equipment                                                               305,442           260,425
     Office and computer equipment                                               157,787           153,266
     Furniture & fixtures                                                         25,556            25,556
     Leasehold improvements                                                       27,060             5,540
                                                                            ------------      ------------

                                                                                 515,845           444,787
         Less accumulated depreciation                                          (382,811)         (342,723)
                                                                            ------------      ------------

                                                                                 133,034           102,064
                                                                            ------------      ------------
OTHER ASSETS:
     Deposits                                                                      7,590             7,590
     Intellectual technology property, net of
       accumulated amortization of $5,163 and $4,653 as
       of November 30, 2004 and May 31, 2004, respectively                        14,882            15,647
                                                                            ------------      ------------

             Total other assets                                                   22,472            23,237
                                                                            ------------      ------------

                     TOTAL                                                  $  6,038,597      $  9,440,125
                                                                            ============      ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturities of capital lease obligation                         $     21,561      $     20,487
     Accounts payable                                                            719,634           377,100
     Payroll and related liabilities                                              21,968            24,560
     Accrued expenses                                                              1,698                --
                                                                            ------------      ------------

             Total current liabilities                                           764,861           422,147

     Capital lease obligation, less current portion                                3,738            20,046
     Other                                                                         4,638             1,544
                                                                            ------------      ------------

             Total liabilities                                                   773,237           443,737
                                                                            ------------      ------------

STOCKHOLDERS' EQUITY
     Common stock, par value at $0.00001, 40,000,000 shares authorized, 16,799,433 and 16,784,433 shares issued and outstanding as

       of February 28, 2005 and May 31, 2004, respectively                           168        14,663,854
     Additional paid in capital                                               15,992,947         1,072,008
     Deficit accumulated during
       the development stage                                                 (10,727,755)       (6,739,474)
                                                                            ------------      ------------

             Total stockholders' equity                                        5,265,360         8,996,388
                                                                            ------------      ------------

                                 TOTAL                                      $  6,038,597      $  9,440,125
                                                                            ============      ============

   The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS

 For the nine and three month periods ended February 28, 2005 and February 29,
    2004, and From Inception (September 17, 1999) through February 28, 2005
                                   (Unaudited)

                                                  Nine              Nine             Three              Three             From
                                                 Months            Months            Months            Months           Inception
                                                  Ended            Ended             Ended              Ended            Through
                                              February 28,      February 29,      February 28,      February 29,      February 28,
                                                  2005              2004              2005              2004              2005
                                              ------------      ------------      ------------      ------------      ------------
Revenues                                      $         --      $         --      $         --      $         --      $         --

Operating Expenses
       Research and development                 (2,513,987)         (812,992)         (874,723)         (323,711)       (6,196,893)
       Administrative                           (1,034,929)       (1,020,405)         (429,075)         (461,891)       (3,391,675)
       Professional fees                          (525,512)         (194,525)         (258,320)          (46,698)       (1,090,805)
       Depreciation and amortization                (3,991)           (4,180)           (1,258)             (796)         (144,986)
                                              ------------      ------------      ------------      ------------      ------------

Operating Loss                                  (4,078,419)       (2,032,102)       (1,563,376)         (833,096)      (10,824,359)

Other income (expense)
     Interest income                                92,563            27,695            45,926                --           176,848
     Interest expense                               (2,128)           (5,329)             (491)           (1,339)          (69,367)
     Loss on disposal of equipment                      --            (1,561)               --            (1,561)          (10,580)
                                              ------------      ------------      ------------      ------------      ------------

             Net Loss                         $ (3,987,984)     $ (2,011,297)     $ (1,517,941)     $   (835,996)     $(10,727,755)
                                              ============      ============      ============      ============      ============

Weighted average number of common
   shares outstanding                           16,791,933        14,913,238        16,791,933        16,729,563        12,542,606
                                              ============      ============      ============      ============      ============

Loss per common share - basic and diluted     $       (.24)     $       (.13)     $       (.09)     $       (.05)     $       (.86)
                                              ============      ============      ============      ============      ============

   The accompanying notes are an integral part of these financial statements.

                                 Protalex, Inc.
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS

       For the nine month periods ended February 28, 2005 and February 29, 2004, and From Inception (September 17, 1999) through February 28, 2005
                                   (Unaudited)

                                                                                                                  From
                                                                            Nine                Nine            Inception
                                                                        Months Ended        Months Ended         Through
                                                                        February 28,        February 29,       February 28,
                                                                            2005                2004               2005
                                                                            ----                ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                           $ (3,987,984)      $ (2,011,297)       (10,727,755)
     Adjustments to reconcile net loss to net cash and cash
         equivalents used in operating activities
         Loss on disposal of equipment                                            --              1,561             10,580
         Depreciation and amortization                                        40,853             50,849            410,750
         Non cash compensation expense                                       256,955            462,021          1,466,138
         Non cash expenses                                                        --                 --             16,644
     Increase in:
         Prepaid expense and employee advances                                  (842)           (34,939)           (30,473)
              Interest receivable                                                 --            (27,500)                --
     Increase (decrease) in:
         Accounts payable and accrued expenses                               342,534             76,240            719,634
         Payroll and related liabilities                                        (894)            17,246             23,666
         Other liabilities                                                     3,094                (15)             4,638
                                                                        ------------       ------------       ------------
              Net cash and cash equivalents used in operating
                activities                                                (3,346,284)        (1,465,834)        (8,106,178)
                                                                        ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of intellectual technology license - fee portion                --                 --            (20,000)
      Acquisition of equipment                                               (71,057)           (39,786)          (402,364)
      Excess of amounts paid for public shell over
       assets  acquired to be accounted for as a recapitalization                 --                 --           (250,000)
      Proceeds from disposal of equipment                                         --                 --              6,000
                                                                        ------------       ------------       ------------
        Net cash and cash equivalents used in investing activities           (71,057)           (39,786)          (666,364)
                                                                        ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from stock issuance                                                 --         11,372,481         14,976,464
     Principal payment on equipment notes payable
       and capital leases                                                    (15,234)           (17,066)          (270,112)
     Contribution by shareholders                                                 --                 --            183,569
     Principal payment on note payable individual                                 --           (100,000)          (225,717)
     Issuance of note payable to individuals                                      --            100,000            368,546
     Acquisition of common stock                                                  --           (308,334)          (400,000)
                                                                        ------------       ------------       ------------
         Net cash and cash equivalents (used in) provided by
        financing activities                                                 (15,234)        11,047,081         14,632,750
                                                                        ------------       ------------       ------------

NET (DECREASE) INCREASE IN CASH AND
     CASH EQUIVALENTS                                                     (3,432,575)         9,541,461          5,860,208

Cash and cash equivalents, beginning                                       9,292,783            280,052                 --
                                                                        ------------       ------------       ------------
Cash and cash equivalents, end                                          $  5,860,208       $  9,821,513       $  5,860,208
                                                                        ============       ============       ============

SUPPLEMENTAL SCHEDULE OF CASH
     FLOW INFORMATION:
     Interest paid                                                      $      2,128       $      5,329       $     66,156
                                                                        ============       ============       ============
     Taxes paid                                                         $         --       $         --       $         50
                                                                        ============       ============       ============

   The accompanying notes are an integral part of these financial statements.

NOTE A - NOTES TO INTERIM FINANCIAL STATEMENTS

         The interim financial data is unaudited; however in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim period. The financial statements included herein have been prepared by Protalex, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading.

         The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's financial statements filed as part of the Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 2004. This quarterly report should be read in conjunction with such annual report.

         On December 1, 2004, the Company reincorporated from New Mexico to Delaware. Additional information regarding the Company's reincorporation can be found in the Company's Current Report on Form 8-K dated December 1, 2004 and filed with the Securities and Exchange Commission on December 6, 2004. The impact to the Stockholders' Equity as of February 28, 2005 as a result of the reincorporation was to adjust Common Stock to its legal par value as follows:

                              STOCKHOLDERS' EQUITY                 Prior to Reincorporation        Subsequent to
                                                                          (No Par Value)         Reincorporation
                                                                                                (Par Value $0.00001)
          Common stock, par value $0.00001,
            40,000,000 shares authorized, 16,799,433 shares
            issued and outstanding as February 28, 2005                   $ 14,702,104              $         168
          Additional paid in capital                                         1,291,011                 15,992,947
          Deficit accumulated during

           the development stage                                           (10,727,755)               (10,727,755)
                                                                          ------------               ------------
                                    Total stockholders' equity            $  5,265,360               $  5,265,360
                                                                          ============               ============

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, and expense, and the disclosure of contingent assets and liabilities. Estimated amounts could differ from actual results.

2. LOSS PER COMMON SHARE

         The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No.
         128) which is effective for periods ending after December 15, 1997. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in the future. As of February 28, 2005, the Company had a total of 7,442,653 potentially dilutive securities issued and oustanding.

3. STOCK BASED COMPENSATION

         The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
         - Transition and Disclosure." The Company accounts for options granted to employees using the intrinsic value recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. In accordance with APB 25, the Company records compensation cost as the difference between the exercise price of the options and the fair market value of the Company stock on the measurement (grant) date. These costs are amortized to expense over the options' vesting period (see Note C - Recent Accounting Pronouncements pertaining to SFAS No. 123-Revised). Options to non-employees are accounted for using the fair value method, which recognizes the value of the option as an expense over the related service period with a corresponding increase to additional paid-in capital.

         The following table illustrates the effect on net loss and earnings per share for the indicated periods if the Company applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation

                                                                                                                         From
                                                     Nine             Nine            Three            Three          Inception
                                                 Months Ended     Months Ended     Months Ended    Months Ended         Through
                                                 February 28,     February 29,     February 28,    February 29,      February 28,
                                                     2005             2004             2005            2004              2005
                                                     ----             ----             ----            ----              ----
Net loss, as reported                           $ (3,987,984)   $ (2,011,297)    $ (1,517,941)    $   (835,996)      $(10,727,755)
Add: Stock-based employee
     compensation expense
     included in reported
     net loss                                        219,003         395,582           67,487           74,495            813,318
Deduct: Stock-based employee
        compensation expense
        determined under fair
        value method for all
        Awards                                    (1,166,164)       (899,496)        (617,679)        (277,389)        (3,071,098)
                                                ------------    ------------     ------------     ------------       ------------
Pro forma net loss                              $ (4,945,145)   $ (2,551,211)    $ (2,068,133)    $ (1,038,890)      $(12,985,535)
                                                ============    ============     ============     ============       ============
Loss per share, as reported - basic
     and diluted                                $       (.24)   $       (.13)    $       (.09)    $       (.05)      $       (.86)
Pro forma loss per share basic and diluted      $       (.29)   $       (.17)    $       (.12)    $       (.06)      $      (1.04)

         The fair value of the options are estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                                                  From
                                          Nine             Nine             Three              Three           Inception
                                      Months Ended     Months Ended     Months Ended        Months Ended         Through
                                      February 28,     February 29,     February 28,        February 29,       February 28,
                                          2005             2004             2005                2004               2005
                                          ----             ----             ----                ----               ----


          Dividends per year                   0                0                0                 0                   0
          Volatility percentage             103%         90%-131%             103%          90%-131%            90%-131%
          Risk free interest rate     2.57-3.52%      4.16%-5.11%            3.52%       4.16%-5.11%         2.07%-5.11%
          Expected life (years)                4              3-5                4                 4                 3-5

         On July 22, 2004, the Company issued options to purchase up to 15,000 shares of restricted common stock of the Company to an employee, as part of an agreement for employment, at an exercise price of $2.21 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vest over a forty-eight month period based on date of employment. The options will expire July 2014.

         On October 26, 2004, the Company issued options to purchase up to 30,000 shares of restricted common stock of the Company to three employees, as part of an agreement for employment, at an exercise price of $2.30 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vest over a forty-eight month period based on date of employment. The options will expire October 2014.

         On October 26, 2004, the Company issued options to purchase up to 100,000 shares of restricted common stock of the Company to a new member of the board of directors, at an exercise price of $2.30 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vested immediately. The options will expire October 2014.

         On January 13, 2005, the Company issued options to purchase up to 100,000 shares of common stock of the Company to a new employee, at an exercise price of $2.55 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vest over a forty-eight month period based on date of employment. The options will expire January 2015.

         On January 13, 2005, the Company issued options to purchase up to 230,000 shares of common stock of the Company to several employees, at an exercise price of $2.55 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vest over a forty-eight month period from the issue date. The options will expire January 2015.

         On January 13, 2005, the Company issued options to purchase up to 125,000 shares of common stock of the Company to several members of the board of directors, at an exercise price of $2.55 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vested immediately. The options will expire January 2015.

         On January 13, 2005, the Company issued 15,000 shares of restricted common stock to an employee, as part of his agreement for employment.

         On February 15, 2005, the Company issued options to purchase up to 100,000 shares of common stock of the Company to a new member of the board of directors, at an exercise price of $2.80 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vested immediately. The options will expire February 2015.

         On April 13, 2005, the Company issued options to purchase up to 50,000 shares of common stock of the Company to an outside Consultant, at an exercise price of $2.60 a share. The options were issued pursuant to the Company's 2003 Stock Option Plan and vest over a forty-eight month period from the issue date. The options will expire April 2015.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

         In December 2004, the FASB revised SFAS No. 123. SFAS No. 123-Revised supersedes APB 25 and related interpretations, and will require all companies to estimate the fair value of all share-based awards granted and then amortize that estimated fair value to expense over the requisite service. SFAS No. 123-Revised is effective for the Company for all periods beginning after December 15, 2005. The Company currently accounts for options issued to its employees under the recognition and measurement principles of APB 25 and related interpretations. The Company is required to adopt SFAS No. 123-Revised by the third quarter of fiscal year 2006. See Note B. 3, "Stock Based Compensation," for pro forma information if the Company had elected to adopt the requirements of the previously issued SFAS No. 123 for options issued to employees.

NOTE D - RELATED PARTIES

         For the nine and three month periods ended February 28, 2005, the Company incurred $10,060 and $5,128 respectively, of expenses related to air travel to a partnership principally owned by the Chief Executive Officer of the Company. As of February 28, 2005, $3,080 is included within Accounts Payable and was subsequently paid on March 2, 2005.

         For the nine and three month periods ended February 28, 2005, the Company incurred $13,616 and $6,611 respectively, of expenses related to legal services to a firm, which employs one of the Company's board members.

         The Company has an agreement with its Chairman to pay $12,500 per month as a director fee. For the nine and three month periods ended February 28, 2005, the Company incurred $112,500 and $37,500 respectively for this director's fee.

         The Company has an agreement with each of Carleton A. Holstrom and Dr. Eugene Bauer to pay each of them $1,667 per month on a quarterly basis payable in arrears as a director fee. For the nine and three month periods ended February 28, 2005, the Company paid $5,000 and $5,000 respectively for to Mr. Holstrom for this fee. For each of the nine and three months periods ended February 28, 2005, the Company made no payments to Dr. Bauer for this fee.

NOTE E - RECLASSIFICATIONS

         Certain amounts in the fiscal year 2004 financial statements have been reclassified to conform to the fiscal year 2005 presentation.